**LEGION PARTNERS, L.P. I**
**9401 WILSHIRE BLVD, SUITE 705**
**BEVERLY HILLS, CA 90212**

October 28, 2019

**BY EMAIL AND OVERNIGHT MAIL**

Primo Water Corporation
101 North Cherry Street
Suite 501
Winston-Salem, NC 27101
Attn:    David J. Mills, Chief Financial Officer and Secretary

> **Re:    Submission of Proposal pursuant to Rule 14a-8 ("Rule 14a-8") of the Securities Exchange Act of 1934, as amended, for the 2020 Annual Meeting of Stockholders of Primo Water Corporation (the "Annual Meeting")**

Dear Mr. Mills:

Legion Partners, L.P. I, a Delaware limited partnership ("Legion Partners"), is submitting pursuant to Rule 14a-8 the resolution and supporting statement (the "Proposal"), attached hereto as Exhibit A, for inclusion in the proxy statement of Primo Water Corporation (the "Company") relating to the Annual Meeting.

As of the date hereof, Legion Partners is the beneficial owner of 3,260,037 shares of common stock of the Company (the "Shares").  As of the date hereof, Legion Partners confirms that it (i) has continuously held at least $2,000 in market value of the Company's securities entitled to be voted on the Proposal for at least one year, as evidenced by its Schedule 13D and amendments thereto, which are attached hereto as Exhibit B, and (ii) will continue to hold at least $2,000 in market value of the Company's securities through the date of the Annual Meeting.

Legion Partners' representatives will appear in person or by proxy to present the Proposal at the Annual Meeting.

\*        \*        \*

This notice is submitted in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended. Legion Partners will assume the Proposal will be included in the Company's proxy material for the Annual Meeting unless advised otherwise in writing (with a copy to its counsel, Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York 10019, Attention: Steve Wolosky, Esq., telephone (212) 451-2333, email: swolosky@olshanlaw.com, facsimile (212) 451-2222 and Elizabeth Gonzalez-Sussman, Esq., telephone (212) 451-2206, email: egonzalez@olshanlaw.com, facsimile (212) 451-2222).

Legion Partners, L.P. I

By: Legion Partners Asset Management, LLC
Investment Advisor




By: _____

Name: Christopher S. Kiper
Title: Managing Director

## Exhibit A

<u>Proposal</u>

      RESOLVED, that the stockholders of Primo Water Corporation (the "Company") hereby request that the Board of Directors (the "Board") take the necessary steps to declassify the Board so that commencing at the 2021 annual meeting of stockholders, directors are elected on an annual basis. Such declassification shall be completed in a manner that does not affect the unexpired terms of the previously elected directors.

<u>Statement:</u>

      We believe the annual election of all directors encourages board accountability to its stockholders, and when directors are held accountable for their actions, they perform better. The view that annually-elected boards of directors is the standard for corporate governance best practices is widely held, including by leading proxy advisory firms, Institutional Shareholder Services Inc. and Glass, Lewis & Co., both of which oppose classified board structures. Further, according to FactSet Research Systems, the vast majority of companies in the S&P 500 and Russell 1000 indexes elect all directors annually.

      Previously, we called on the Board to proactively take steps to improve the Company's corporate governance, including declassifying the Board. Good corporate governance would have led the Board to proactively declassify instead of maintaining this entrenchment tool.

      We remain committed to improving corporate governance at the Company for the benefit of all stockholders. We believe that the declassification of the Board will allow more productive stockholder engagement and will help the Company achieve its optimal valuation.

      Although this proposal is non-binding in nature, we believe it will serve as a referendum for stockholders to demonstrate their strong dissatisfaction with the Company's choice of maintaining a staggered Board and encourage the Company to take responsibility for improving its corporate governance regimen. At last year's annual meeting, the Company's director nominees ran unopposed, yet one received over 20% withhold votes and the other two over 7% withhold votes with respect to their elections. We believe these results reflect an urgent need for directors on this Board to be evaluated and elected on a yearly basis.

      A classified Board is not in the best interests of the Company and its stockholders. It reduces accountability and is an unnecessary entrenchment device. Stockholders should have the opportunity to annually evaluate and replace ineffective and underperforming directors to keep the Board focused on performance and maximizing stockholder value.

      For a greater voice in the Company's corporate governance and to increase Board accountability to stockholders, we urge you to vote **FOR** this proposal.

**Exhibit B**

SC 13D 1 lpam13dprmw.htm SC 13D

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**SCHEDULE 13D**
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )[1]

Primo Water Corp.
(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

74165N105
(CUSIP Number)

CHRISTOPHER S. KIPER
LEGION PARTNERS ASSET MANAGEMENT, LLC
9401 Wilshire Blvd, Suite 705
Beverly Hills, CA 90212
(310) 729-8588
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 25, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*Note:* Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. *See* § 240.13d-7 for other parties to whom copies are to be sent.

---

[1] The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, *see* the *Notes*).

CUSIP NO. 74165N105

| 1 | NAME OF REPORTING PERSON<br><br>Legion Partners, L.P. I | | |
|---|---|---|---|
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP | | (a) ☐<br>(b) ☐ |
| 3 | SEC USE ONLY | | |
| 4 | SOURCE OF FUNDS<br><br>WC | | |
| 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) | | ☐ |
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION<br><br>Delaware | | |
| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 7 | SOLE VOTING POWER<br><br>- 0 - | |
| | 8 | SHARED VOTING POWER<br><br>1,505,663 | |
| | 9 | SOLE DISPOSITIVE POWER<br><br>- 0 - | |
| | 10 | SHARED DISPOSITIVE POWER<br><br>1,505,663 | |
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON<br><br>1,505,663 | | |
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES | | ☐ |
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)<br><br>4.88% | | |
| 14 | TYPE OF REPORTING PERSON<br><br>PN | | |

2

CUSIP NO. 74165N105

| 1 | NAME OF REPORTING PERSON<br><br>Legion Partners, L.P. II | |
|---|---|---|
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP | (a) ☐<br>(b) ☐ |
| 3 | SEC USE ONLY | |
| 4 | SOURCE OF FUNDS<br><br>WC | |
| 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) | ☐ |
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION<br><br>Delaware | |

| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 7 | SOLE VOTING POWER<br><br>- 0 - |
|---|---|---|
| | 8 | SHARED VOTING POWER<br><br>72,343 |
| | 9 | SOLE DISPOSITIVE POWER<br><br>- 0 - |
| | 10 | SHARED DISPOSITIVE POWER<br><br>72,343 |

| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON<br><br>72,343 | |
|---|---|---|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES | ☐ |
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)<br><br>Less than 1% | |
| 14 | TYPE OF REPORTING PERSON<br><br>PN | |

3

CUSIP NO. 74165N105

| 1 | NAME OF REPORTING PERSON<br><br>Legion Partners Special Opportunities, L.P. IX | | |
|---|---|---|---|
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP | | (a) ☐<br>(b) ☐ |
| 3 | SEC USE ONLY | | |
| 4 | SOURCE OF FUNDS<br><br>WC | | |
| 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) | | ☐ |
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION<br><br>Delaware | | |
| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 7 | SOLE VOTING POWER<br><br>- 0 - | |
| | 8 | SHARED VOTING POWER<br><br>26,360 | |
| | 9 | SOLE DISPOSITIVE POWER<br><br>- 0 - | |
| | 10 | SHARED DISPOSITIVE POWER<br><br>26,360 | |
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON<br><br>26,360 | | |
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES | | ☐ |
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)<br><br>Less than 1% | | |
| 14 | TYPE OF REPORTING PERSON<br><br>PN | | |

4

CUSIP NO. 74165N105

| 1 | NAME OF REPORTING PERSON<br><br>Legion Partners, LLC | | |
|---|---|---|---|
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP | | (a) ☐<br>(b) ☐ |
| 3 | SEC USE ONLY | | |
| 4 | SOURCE OF FUNDS<br><br>OO | | |
| 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) | | ☐ |
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION<br><br>Delaware | | |
| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 7 | SOLE VOTING POWER<br><br>- 0 - | |
| | 8 | SHARED VOTING POWER<br><br>1,604,366 | |
| | 9 | SOLE DISPOSITIVE POWER<br><br>- 0 - | |
| | 10 | SHARED DISPOSITIVE POWER<br><br>1,604,366 | |
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON<br><br>1,604,366 | | |
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES | | ☐ |
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)<br><br>5.20% | | |
| 14 | TYPE OF REPORTING PERSON<br><br>OO | | |

5

CUSIP NO. 74165N105

| 1 | NAME OF REPORTING PERSON<br><br>Legion Partners Asset Management, LLC | |
|---|---|---|
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP | (a) ☐<br>(b) ☐ |
| 3 | SEC USE ONLY | |
| 4 | SOURCE OF FUNDS<br><br>OO | |
| 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) | ☐ |
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION<br><br>Delaware | |

| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 7 | SOLE VOTING POWER<br><br>- 0 - |
|---|---|---|
| | 8 | SHARED VOTING POWER<br><br>1,604,366 |
| | 9 | SOLE DISPOSITIVE POWER<br><br>- 0 - |
| | 10 | SHARED DISPOSITIVE POWER<br><br>1,604,366 |

| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON<br><br>1,604,366 | |
|---|---|---|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES | ☐ |
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)<br><br>5.20% | |
| 14 | TYPE OF REPORTING PERSON<br><br>IA | |

6

CUSIP NO. 74165N105

| 1 | NAME OF REPORTING PERSON<br><br>Legion Partners Holdings, LLC | | |
|---|---|---|---|
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP | | (a) ☐<br>(b) ☐ |
| 3 | SEC USE ONLY | | |
| 4 | SOURCE OF FUNDS<br><br>OO | | |
| 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) | | ☐ |
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION<br><br>Delaware | | |
| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 7 | SOLE VOTING POWER<br><br>- 0 - | |
| | 8 | SHARED VOTING POWER<br><br>1,604,366 | |
| | 9 | SOLE DISPOSITIVE POWER<br><br>- 0 - | |
| | 10 | SHARED DISPOSITIVE POWER<br><br>1,604,366 | |
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON<br><br>1,604,366 | | |
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES | | ☐ |
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)<br><br>5.20% | | |
| 14 | TYPE OF REPORTING PERSON<br><br>OO | | |

7

CUSIP NO. 74165N105

| 1 | NAME OF REPORTING PERSON Christopher S. Kiper | | |
|---|---|---|---|
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP | | (a) ☐ (b) ☐ |
| 3 | SEC USE ONLY | | |
| 4 | SOURCE OF FUNDS OO | | |
| 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) | | ☐ |
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION USA | | |
| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 7 | SOLE VOTING POWER - 0 - | |
| | 8 | SHARED VOTING POWER 1,604,366 | |
| | 9 | SOLE DISPOSITIVE POWER - 0 - | |
| | 10 | SHARED DISPOSITIVE POWER 1,604,366 | |
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,604,366 | | |
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES | | ☐ |
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.20% | | |
| 14 | TYPE OF REPORTING PERSON IN | | |

8

CUSIP NO. 74165N105

| 1 | NAME OF REPORTING PERSON<br><br>Raymond White | | |
|---|---|---|---|
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP | | (a) ☐<br>(b) ☐ |
| 3 | SEC USE ONLY | | |
| 4 | SOURCE OF FUNDS<br><br>OO | | |
| 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) | | ☐ |
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION<br><br>USA | | |
| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 7 | SOLE VOTING POWER<br><br>- 0 - | |
| | 8 | SHARED VOTING POWER<br><br>1,604,366 | |
| | 9 | SOLE DISPOSITIVE POWER<br><br>- 0 - | |
| | 10 | SHARED DISPOSITIVE POWER<br><br>1,604,366 | |
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON<br><br>1,604,366 | | |
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES | | ☐ |
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)<br><br>5.20% | | |
| 14 | TYPE OF REPORTING PERSON<br><br>IN | | |

9

CUSIP NO. 74165N105

The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D").

Item 1.			Security and Issuer.

This statement relates to the Common Stock, $0.001 par value per share (the "Shares"), of Primo Water Corp, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is Primo Water Corp, 101 North Cherry Street, Suite 501, Winston-Salem, NC 27101.

Item 2.			Identity and Background.

(a)	This statement is filed by:

(i)	Legion Partners, L.P. I, a Delaware limited partnership ("Legion Partners I");

(ii)	Legion Partners, L.P. II, a Delaware limited partnership ("Legion Partners II");

(iii)	Legion Partners Special Opportunities, L.P. IX, a Delaware limited partnership ("Legion Partners Special IX");

(iv)	Legion Partners, LLC, a Delaware limited liability company, which serves as the general partner of each of Legion Partners I, Legion Partners II and Legion Partners Special IX;

(v)	Legion Partners Asset Management, LLC, a Delaware limited liability company ("Legion Partners Asset Management"), which serves as the investment advisor of each of Legion Partners I, Legion Partners II and Legion Partners Special IX;

(vi)	Legion Partners Holdings, LLC, a Delaware limited liability company ("Legion Partners Holdings"), which serves as the sole member of Legion Partners Asset Management and sole member of Legion Partners, LLC;

(vii)	Christopher S. Kiper, who serves as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings; and

(viii)	Raymond White, who serves as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

10

CUSIP NO. 74165N105

(b)       The address of the principal office of each of Legion Partners I, Legion Partners II, Legion Partners Special IX, Legion Partners, LLC, Legion Partners Asset Management, Legion Partners Holdings and Messrs. Kiper and White is 9401 Wilshire Boulevard, Suite 705, Beverly Hills, California 90212.

(c)       The principal business of each of Legion Partners I, Legion Partners II, and Legion Partners Special IX is investing in securities. The principal business of Legion Partners, LLC is serving as the general partner of each of Legion Partners I, Legion Partners II and Legion Partners Special IX. The principal business of Legion Partners Asset Management is managing investments in securities and serving as the investment advisor of each of Legion Partners I, Legion Partners II and Legion Partners Special IX. The principal business of Legion Partners Holdings is serving as the sole member of Legion Partners Asset Management and sole member of Legion Partners, LLC. The principal occupation of each of Messrs. Kiper and White is serving as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Kiper and White are citizens of the United States of America.

Item 3.       Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Legion Partners I, Legion Partners II, and Legion Partners Special IX were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference.

The aggregate purchase price of the 1,505,663 Shares owned directly by Legion Partners I is approximately $17,431,097, including brokerage commissions. The aggregate purchase price of the 72,343 Shares owned directly by Legion Partners II is approximately $839,625, including brokerage commissions. The aggregate purchase price of the 26,360 Shares owned directly by Legion Partners Special IX is approximately $334,454, including brokerage commissions.

Item 4.       Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

11

CUSIP NO. 74165N105

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board, engaging in discussions with shareholders of the Issuer and others about the Issuer and the Reporting Persons' investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, entering into financial instruments or other agreements that increase or decrease the Reporting Persons' economic or beneficial exposure with respect to their investment in the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.                 Interest in Securities of the Issuer.

(a)        The aggregate percentage of Shares reported owned by each person named herein is based upon 30,857,302 Shares outstanding as of March 2, 2018, which is the total number of Shares outstanding as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 7, 2018.

A.        Legion Partners I

(a)        As of the close of business on May 4, 2018, Legion Partners I beneficially owned 1,505,663 Shares.

Percentage: Approximately 4.88%

(b)        1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,505,663
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,505,663

(c)        The transactions in the Shares by Legion Partners I during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

12

CUSIP NO. 74165N105

B.    Legion Partners II

(a)    As of the close of business on May 4, 2018, Legion Partners I beneficially owned 72,343 Shares.

Percentage: Less than 1.0%

(b)    1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 72,343
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 72,343

(c)    The transactions in the Shares by Legion Partners II during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

C.    Legion Partners Special IX

(a)    As of the close of business on May 4, 2018, Legion Partners Special IX beneficially owned 26,360 Shares.

Percentage: Less than 1.0%

(b)    1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 26,360
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 26,360

(c)    The transactions in the Shares by Legion Partners Special IX during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

D.    Legion Partners, LLC

(a)    As the general partner of each of Legion Partners I, Legion Partners II and Legion Partners Special IX, Legion Partners, LLC may be deemed the beneficial owner of the (i) 1,505,663 Shares owned by Legion Partners I, (ii) 72,343 Shares owned by Legion Partners II, and (iii) 26,360 Shares owned by Legion Partners Special IX.

Percentage: Approximately 5.20%

(b)    1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,604,366
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,604,366

(c)    Legion Partners, LLC has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by each of Legion Partners I, Legion Partners II and Legion Partners Special IX during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

13

CUSIP NO. 74165N105

E.     Legion Partners Asset Management

(a)     Legion Partners Asset Management, as the investment advisor of each of Legion Partners I, Legion Partners II and Legion Partners Special IX, may be deemed the beneficial owner of the (i) 1,505,663 Shares owned by Legion Partners I, (ii) 72,343 Shares owned by Legion Partners II, and (iii) 26,360 Shares owned by Legion Partners Special IX.

Percentage: Approximately 5.20%

(b)     1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,604,366
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,604,366

(c)     Legion Partners Asset Management has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by each of Legion Partners I, Legion Partners II and Legion Partners Special IX during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

F.     Legion Partners Holdings

(a)     Legion Partners Holdings, as the sole member of Legion Partners Asset Management and sole member of Legion Partners, LLC, may be deemed the beneficial owner of the (i) 1,505,663 Shares owned by Legion Partners I, (ii) 72,343 Shares owned by Legion Partners II, and (iii) 26,360 Shares owned by Legion Partners Special IX.

Percentage: Approximately 5.20%

(b)     1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,604,366
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,604,366

(c)     Legion Partners Holdings has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by each of Legion Partners I, Legion Partners II and Legion Partners Special IX during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

G.     Messrs. Kiper and White

(a)     Each of Messrs. Kiper and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 1,505,663 Shares owned by Legion Partners I, (ii) 72,343 Shares owned by Legion Partners II, and (iii) 26,360 Shares owned by Legion Partners Special IX.

Percentage: Approximately 5.20%

(b)     1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,604,366
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,604,366

14

CUSIP NO. 74165N105

    (c)      None of Messrs. Kiper or White has entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by each of Legion Partners I, Legion Partners II and Legion Partners Special IX during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

        The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

    (d)      No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

    (e)      Not applicable.

Item 6.          <u>Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer</u>.

        Schedule A is incorporated herein by reference, to this Item 6.

        Legion Partners I has sold short in over the counter market American-style put options referencing an aggregate of 119,700 Shares, which have an exercise price of $15.00 and expire on May 18, 2018, as further detailed on Schedule A hereto, which is incorporated by reference herein.

        Legion Partners II has sold short in over the counter market American-style put options referencing an aggregate of 1,900 Shares, which have an exercise price of $15.00 and expire on May 18, 2018, as further detailed on Schedule A hereto, which is incorporated by reference herein.

        Legion Partners IX has sold short in over the counter market American-style put options referencing an aggregate of 21,000 Shares, which have an exercise price of $15.00 and expire on May 18, 2018, as further detailed on Schedule A hereto, which is incorporated by reference herein.

        On May 4, 2018, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of Statements on Schedule 13D with respect to the securities of the Issuer, to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

15

CUSIP NO. 74165N105

        Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.         <u>Material to be Filed as Exhibits</u>.

        99.1        Group Agreement by and among Legion Partners, L.P. I, a Delaware limited partnership, Legion Partners, L.P. II, a Delaware limited partnership, Legion Partners Special Opportunities, L.P. IX, a Delaware limited partnership, Legion Partners, LLC, a Delaware limited liability company, Legion Partners Asset Management, LLC, a Delaware limited liability company, Legion Partners Holdings, LLC, a Delaware limited liability company, Christopher S. Kiper, and Raymond White, dated May 4, 2018.

16

CUSIP NO. 74165N105

<u>SIGNATURES</u>

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 4, 2018

Legion Partners, L.P. I

By:    Legion Partners Asset Management, LLC
       Investment Advisor

By:    /s/ Christopher S. Kiper
       Name:    Christopher S. Kiper
       Title:    Managing Director

Legion Partners, L.P. II

By:    Legion Partners Asset Management, LLC
       Investment Advisor

By:    /s/ Christopher S. Kiper
       Name:    Christopher S. Kiper
       Title:    Managing Director

Legion Partners Special Opportunities, L.P. IX

By:    Legion Partners Asset Management, LLC Investment Advisor

By:    /s/ Christopher S. Kiper
       Name:    Christopher S. Kiper
       Title:    Managing Director

Legion Partners, LLC

By:    Legion Partners Holdings, LLC
       Managing Member

By:    /s/ Christopher S. Kiper
       Name:    Christopher S. Kiper
       Title:    Managing Member

Legion Partners Asset Management, LLC

By:    /s/ Christopher S. Kiper
       Name:    Christopher S. Kiper
       Title:    Managing Director

17

CUSIP NO. 74165N105

Legion Partners Holdings, LLC

By: /s/ Christopher S. Kiper
_____
    Name:    Christopher S. Kiper
    Title:    Managing Member


/s/ Christopher S. Kiper
_____
Christopher S. Kiper


/s/ Raymond White
_____
Raymond White

18

CUSIP NO. 74165N105

## SCHEDULE A

### Transaction in the Shares During the Past Sixty (60) Days

| Nature of Transaction | Date of Purchase/Sale | Securities Purchased/(Sold) | Price ($) |
|---|---|---|---|
| **LEGION PARTNERS, L.P. I** | | | |
| Purchase of Common Stock | 03/22/2018 | 37,929 | 11.4120 |
| Purchase of Common Stock | 03/22/2018 | 26,176 | 11.2600 |
| Purchase of Common Stock | 03/23/2018 | 47,409 | 11.4280 |
| Purchase of Common Stock | 03/26/2018 | 46,534 | 11.4479 |
| Purchase of Common Stock | 03/26/2018 | 34,489 | 11.4500 |
| Purchase of Common Stock | 03/27/2018 | 2,516 | 11.4623 |
| Purchase of Common Stock | 03/27/2018 | 11,121 | 11.4471 |
| Purchase of Common Stock | 04/02/2018 | 4,707 | 11.7198 |
| Purchase of Common Stock | 04/03/2018 | 6,868 | 11.7203 |
| Purchase of Common Stock[1] | 04/20/2018 | 560,700 | 12.5000 |
| Purchase of Common Stock | 04/23/2018 | 7,767 | 12.4801 |
| Purchase of Common Stock | 04/24/2018 | 8,891 | 12.4848 |
| Purchase of Common Stock | 04/24/2018 | 6,885 | 12.5000 |
| Purchase of Common Stock | 04/25/2018 | 7,046 | 12.5688 |
| Purchase of Common Stock | 04/25/2018 | 71,547 | 12.5930 |
| Purchase of Common Stock | 04/27/2018 | 14,680 | 12.7737 |
| Sale of May 2018 Put Option ($15.00 Strike Price)[2] | 04/27/2018 | -271 | 2.2111 |
| Sale of May 2018 Put Option ($15.00 Strike Price)[2] | 04/30/2018 | -926 | 2.0103 |
| Purchase of Common Stock | 04/30/2018 | 21,747 | 12.9301 |
| Purchase of Common Stock | 05/01/2018 | 11,901 | 12.9849 |

19

CUSIP NO. 74165N105

## LEGION PARTNERS, L.P. II

| | | | |
|---|---|---|---|
| Purchase of Common Stock | 03/22/2018 | 1,682 | 11.4120 |
| Purchase of Common Stock | 03/22/2018 | 1,161 | 11.2600 |
| Purchase of Common Stock | 03/26/2018 | 511 | 11.4500 |
| Purchase of Common Stock | 03/27/2018 | 103 | 11.4623 |
| Purchase of Common Stock | 03/27/2018 | 456 | 11.4471 |
| Purchase of Common Stock | 04/02/2018 | 193 | 11.7198 |
| Purchase of Common Stock | 04/03/2018 | 230 | 11.7203 |
| Purchase of Common Stock[1] | 04/20/2018 | 39,700 | 12.5000 |
| Purchase of Common Stock | 04/23/2018 | 122 | 12.4801 |
| Purchase of Common Stock | 04/24/2018 | 140 | 12.4848 |
| Purchase of Common Stock | 04/24/2018 | 109 | 12.5000 |
| Purchase of Common Stock | 04/25/2018 | 111 | 12.5688 |
| Purchase of Common Stock | 04/25/2018 | 1,127 | 12.5930 |
| Purchase of Common Stock | 04/27/2018 | 231 | 12.7737 |
| Sale of May 2018 Put Option ($15.00 Strike Price)[2] | 04/27/2018 | -4 | 2.2111 |
| Sale of May 2018 Put Option ($15.00 Strike Price)[2] | 04/30/2018 | -15 | 2.0103 |
| Purchase of Common Stock | 04/30/2018 | 343 | 12.9301 |
| Purchase of Common Stock | 05/01/2018 | 187 | 12.9849 |

20

CUSIP NO. 74165N105

### **LEGION PARTNERS SPECIAL OPPORTUNITIES, L.P. IX**

| | | | |
|---|---|---|---|
| Purchase of Common Stock | 04/23/2018 | 1,361 | 12.4801 |
| Purchase of Common Stock | 04/24/2018 | 1,558 | 12.4848 |
| Purchase of Common Stock | 04/24/2018 | 1,206 | 12.5000 |
| Purchase of Common Stock | 04/25/2018 | 1,234 | 12.5688 |
| Purchase of Common Stock | 04/25/2018 | 12,534 | 12.5930 |
| Purchase of Common Stock | 04/27/2018 | 2,572 | 12.7737 |
| Sale of May 2018 Put Option ($15.00 Strike Price)[2] | 04/27/2018 | -48 | 2.2111 |
| Sale of May 2018 Put Option ($15.00 Strike Price)[2] | 04/30/2018 | -162 | 2.0103 |
| Purchase of Common Stock | 05/01/2018 | 2,085 | 12.9849 |

---

[1] Represents shares underlying American-style put options that were assigned at a strike price of $12.50.

[2] Represents American-style put option sold short in the over-the counter market with an expiration date of May 18, 2018.

21

CUSIP NO. 74165N105

JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Shares of Common Stock, $0.001 par value per share, of Primo Water Corp. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: May 4, 2018


Legion Partners, L.P. I

By:   Legion Partners Asset Management, LLC
       Investment Advisor

By:   /s/ Christopher S. Kiper
       Name:     Christopher S. Kiper
       Title:      Managing Director


Legion Partners, L.P. II

By:   Legion Partners Asset Management, LLC
       Investment Advisor

By:   /s/ Christopher S. Kiper
       Name:     Christopher S. Kiper
       Title:      Managing Director


Legion Partners Special Opportunities, L.P. IX

By:   Legion Partners Asset Management, LLC Investment Advisor

By:   /s/ Christopher S. Kiper
       Name:     Christopher S. Kiper
       Title:      Managing Director


Legion Partners, LLC

By:   Legion Partners Holdings, LLC
       Managing Member

By:   /s/ Christopher S. Kiper
       Name:     Christopher S. Kiper
       Title:      Managing Member


Legion Partners Asset Management, LLC

By:   /s/ Christopher S. Kiper
       Name:     Christopher S. Kiper
       Title:      Managing Director


22

CUSIP NO. 74165N105

Legion Partners Holdings, LLC

By: /s/ Christopher S. Kiper
_____
      Name:     Christopher S. Kiper
      Title:      Managing Member


/s/ Christopher S. Kiper
_____
Christopher S. Kiper


/s/ Raymond White
_____
Raymond White

SC 13D/A 1 lpam13da1prmw_june082018.htm LPAM 13DA1 PRMW

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**SCHEDULE 13D**

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1 )[1]

Primo Water Corp.
(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

74165N105
(CUSIP Number)

CHRISTOPHER S. KIPER
LEGION PARTNERS ASSET MANAGEMENT, LLC
9401 Wilshire Blvd, Suite 705
Beverly Hills, CA 90212
(310) 729-8588
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 18, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*Note:* Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. *See* § 240.13d-7 for other parties to whom copies are to be sent.

---

1     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, *see* the *Notes*).

CUSIP NO. 74165N105

| 1 | NAME OF REPORTING PERSON<br><br>Legion Partners, L.P. I | | |
|---|---|---|---|
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP | | (a) ☐<br>(b) ☐ |
| 3 | SEC USE ONLY | | |
| 4 | SOURCE OF FUNDS<br><br>WC | | |
| 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) | | ☐ |
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION<br><br>Delaware | | |
| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 7 | SOLE VOTING POWER<br><br>- 0 - | |
| | 8 | SHARED VOTING POWER<br><br>1,940,871 | |
| | 9 | SOLE DISPOSITIVE POWER<br><br>- 0 - | |
| | 10 | SHARED DISPOSITIVE POWER<br><br>1,940,871 | |
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON<br><br>1,940,871 | | |
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES | | ☐ |
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)<br><br>5.31% | | |
| 14 | TYPE OF REPORTING PERSON<br><br>PN | | |

2

CUSIP NO. 74165N105

| 1 | NAME OF REPORTING PERSON<br><br>Legion Partners, L.P. II | |
|---|---|---|
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP | (a) ☐<br>(b) ☐ |
| 3 | SEC USE ONLY | |
| 4 | SOURCE OF FUNDS<br><br>WC | |
| 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) | ☐ |
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION<br><br>Delaware | |
| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 7 | SOLE VOTING POWER<br><br>- 0 - |
| | 8 | SHARED VOTING POWER<br><br>79,645 |
| | 9 | SOLE DISPOSITIVE POWER<br><br>- 0 - |
| | 10 | SHARED DISPOSITIVE POWER<br><br>79,645 |
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON<br><br>79,645 | |
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES | ☐ |
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)<br><br>Less than 1% | |
| 14 | TYPE OF REPORTING PERSON<br><br>PN | |

3

CUSIP NO. 74165N105

| 1 | NAME OF REPORTING PERSON<br><br>Legion Partners Special Opportunities, L.P. IX | | |
|---|---|---|---|
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP | | (a) ☐<br>(b) ☐ |
| 3 | SEC USE ONLY | | |
| 4 | SOURCE OF FUNDS<br><br>WC | | |
| 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) | | ☐ |
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION<br><br>Delaware | | |
| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 7 | SOLE VOTING POWER<br><br>- 0 - | |
| | 8 | SHARED VOTING POWER<br><br>100,850 | |
| | 9 | SOLE DISPOSITIVE POWER<br><br>- 0 - | |
| | 10 | SHARED DISPOSITIVE POWER<br><br>100,850 | |
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON<br><br>100,850 | | |
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES | | ☐ |
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)<br><br>Less than 1% | | |
| 14 | TYPE OF REPORTING PERSON<br><br>PN | | |

4

CUSIP NO. 74165N105

| 1 | NAME OF REPORTING PERSON<br><br>Legion Partners, LLC | | |
|---|---|---|---|
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP | | (a) ☐<br>(b) ☐ |
| 3 | SEC USE ONLY | | |
| 4 | SOURCE OF FUNDS<br><br>OO | | |
| 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) | | ☐ |
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION<br><br>Delaware | | |
| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 7 | SOLE VOTING POWER<br><br>- 0 - | |
| | 8 | SHARED VOTING POWER<br><br>2,121,366 | |
| | 9 | SOLE DISPOSITIVE POWER<br><br>- 0 - | |
| | 10 | SHARED DISPOSITIVE POWER<br><br>2,121,366 | |
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON<br><br>2,121,366 | | |
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES | | ☐ |
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)<br><br>5.80% | | |
| 14 | TYPE OF REPORTING PERSON<br><br>OO | | |

5

CUSIP NO. 74165N105

| 1 | NAME OF REPORTING PERSON<br><br>Legion Partners Asset Management, LLC | | |
|---|---|---|---|
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP | | (a) ☐<br>(b) ☐ |
| 3 | SEC USE ONLY | | |
| 4 | SOURCE OF FUNDS<br><br>OO | | |
| 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) | | ☐ |
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION<br><br>Delaware | | |
| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 7 | SOLE VOTING POWER<br><br>- 0 - | |
| | 8 | SHARED VOTING POWER<br><br>2,121,366 | |
| | 9 | SOLE DISPOSITIVE POWER<br><br>- 0 - | |
| | 10 | SHARED DISPOSITIVE POWER<br><br>2,121,366 | |
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON<br><br>2,121,366 | | |
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES | | ☐ |
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)<br><br>5.80% | | |
| 14 | TYPE OF REPORTING PERSON<br><br>IA | | |

6

CUSIP NO. 74165N105

| 1 | NAME OF REPORTING PERSON  Legion Partners Holdings, LLC | | |
|---|---|---|---|
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP | | (a) ☐<br>(b) ☐ |
| 3 | SEC USE ONLY | | |
| 4 | SOURCE OF FUNDS  OO | | |
| 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) | | ☐ |
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION  Delaware | | |
| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 7 | SOLE VOTING POWER  - 0 - | |
| | 8 | SHARED VOTING POWER  2,121,366 | |
| | 9 | SOLE DISPOSITIVE POWER  - 0 - | |
| | 10 | SHARED DISPOSITIVE POWER  2,121,366 | |
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  2,121,366 | | |
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES | | ☐ |
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  5.80% | | |
| 14 | TYPE OF REPORTING PERSON  OO | | |

7

CUSIP NO. 74165N105

| 1 | NAME OF REPORTING PERSON<br><br>Christopher S. Kiper | | |
|---|---|---|---|
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP | | (a) ☐<br>(b) ☐ |
| 3 | SEC USE ONLY | | |
| 4 | SOURCE OF FUNDS<br><br>OO | | |
| 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) | | ☐ |
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION<br><br>USA | | |
| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 7 | SOLE VOTING POWER<br><br>- 0 - | |
| | 8 | SHARED VOTING POWER<br><br>2,121,366 | |
| | 9 | SOLE DISPOSITIVE POWER<br><br>- 0 - | |
| | 10 | SHARED DISPOSITIVE POWER<br><br>2,121,366 | |
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON<br><br>2,121,366 | | |
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES | | ☐ |
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)<br><br>5.80% | | |
| 14 | TYPE OF REPORTING PERSON<br><br>IN | | |

8

CUSIP NO. 74165N105

| 1 | NAME OF REPORTING PERSON<br><br>Raymond White | | |
|---|---|---|---|
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP | | (a) ☐<br>(b) ☐ |
| 3 | SEC USE ONLY | | |
| 4 | SOURCE OF FUNDS<br><br>OO | | |
| 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO<br>ITEM 2(d) OR 2(e) | | ☐ |
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION<br><br>USA | | |
| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 7 | SOLE VOTING POWER<br><br>- 0 - | |
| | 8 | SHARED VOTING POWER<br><br>2,121,366 | |
| | 9 | SOLE DISPOSITIVE POWER<br><br>- 0 - | |
| | 10 | SHARED DISPOSITIVE POWER<br><br>2,121,366 | |
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON<br><br>2,121,366 | | |
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES | | ☐ |
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)<br><br>5.80% | | |
| 14 | TYPE OF REPORTING PERSON<br><br>IN | | |

9

CUSIP NO. 74165N105

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the "Amendment No. 1").

Item 3.　　　　　Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

The Shares purchased by each of Legion Partners I, Legion Partners II, and Legion Partners Special IX were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference.

The aggregate purchase price of the 1,940,871 Shares owned directly by Legion Partners I is approximately $23,256,512, including brokerage commissions. The aggregate purchase price of the 79,645 Shares owned directly by Legion Partners II is approximately $937,650, including brokerage commissions. The aggregate purchase price of the 100,850 Shares owned directly by Legion Partners Special IX is approximately $1,330,432, including brokerage commissions.

Item 5.　　　　　Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)　　　　The aggregate percentage of Shares reported owned by each person named herein is based upon 31,212,128 Shares outstanding as of May 4, 2018, which is the total number of Shares outstanding as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 9, 2018, in addition to 4,643,000 Shares from a secondary offering reported in in the Issuer's Form 8-K filed with the Securities and Exchange Commission on May 18, 2018 plus the Green Shoe Allotment of 696,450 Shares for a combined total of 36,551,578 Outstanding Shares.

A.　　　Legion Partners I

(a)　　　As of the close of business on June 8, 2018, Legion Partners I beneficially owned 1,940,871 Shares.

Percentage: Approximately 5.31%

(b)　　　1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,940,871
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,940,871

(c)　　　The transactions in the Shares by Legion Partners I from the last 13D filing are set forth in Schedule A and are incorporated herein by reference.

12

CUSIP NO. 74165N105

B.      Legion Partners II

(a)     As of the close of business on June 8, 2018, Legion Partners I beneficially owned 79,645 Shares.

        Percentage: Less than 1.0%

(b)     1. Sole power to vote or direct vote: 0
        2. Shared power to vote or direct vote: 79,645
        3. Sole power to dispose or direct the disposition: 0
        4. Shared power to dispose or direct the disposition: 79,645

(c)     The transactions in the Shares by Legion Partners I from the last 13D filing are set forth in Schedule A and are incorporated herein by reference.

C.      Legion Partners Special IX

(a)     As of the close of business on June 8, 2018, Legion Partners Special IX beneficially owned 100,850 Shares.

        Percentage: Less than 1.0%

(b)     1. Sole power to vote or direct vote: 0
        2. Shared power to vote or direct vote: 100,850
        3. Sole power to dispose or direct the disposition: 0
        4. Shared power to dispose or direct the disposition: 100,850

(c)     The transactions in the Shares by Legion Partners I from the last 13D filing are set forth in Schedule A and are incorporated herein by reference.

D.      Legion Partners, LLC

(a)     As the general partner of each of Legion Partners I, Legion Partners II and Legion Partners Special IX, Legion Partners, LLC may be deemed the beneficial owner of the (i) 1,940,871 Shares owned by Legion Partners I, (ii) 79,645 Shares owned by Legion Partners II, and (iii) 100,850 Shares owned by Legion Partners Special IX.

        Percentage: Approximately 5.80%

(b)     1. Sole power to vote or direct vote: 0
        2. Shared power to vote or direct vote: 2,121,366
        3. Sole power to dispose or direct the disposition: 0
        4. Shared power to dispose or direct the disposition: 2,121,366

(c)     Legion Partners, LLC has not entered into any transactions since the last 13D Filing. The transactions in the Shares by each of Legion Partners I, Legion Partners II and Legion Partners Special IX since the last 13D filing are set forth in Schedule A and are incorporated herein by reference.

13

CUSIP NO. 74165N105

E. Legion Partners Asset Management

(a) Legion Partners Asset Management, as the investment advisor of each of Legion Partners I, Legion Partners II and Legion Partners Special IX, Legion Partners, LLC may be deemed the beneficial owner of the (i) 1,940,871 Shares owned by Legion Partners I, (ii) 79,645 Shares owned by Legion Partners II, and (iii) 100,850 Shares owned by Legion Partners Special IX.

Percentage: Approximately 5.80%

(b) 1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,121,366
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,121,366

(c) Legion Partners Asset Management has not entered into any transactions since the last 13D Filing. The transactions in the Shares by each of Legion Partners I, Legion Partners II and Legion Partners Special IX since the last 13D filing are set forth in Schedule A and are incorporated herein by reference.

F. Legion Partners Holdings

(a) Legion Partners Holdings, as the sole member of Legion Partners Asset Management and sole member of Legion Partners, LLC, may be deemed the beneficial owner of the (i) 1,940,871 Shares owned by Legion Partners I, (ii) 79,645 Shares owned by Legion Partners II, and (iii) 100,850 Shares owned by Legion Partners Special IX.

Percentage: Approximately 5.80%

(b) 1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,121,366
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,121,366

(c) Legion Partners Holdings has not entered into any transactions since the last 13D Filing. The transactions in the Shares by each of Legion Partners I, Legion Partners II and Legion Partners Special IX since the last 13D filing are set forth in Schedule A and are incorporated herein by reference.

G. Messrs. Kiper and White

(a) Each of Messrs. Kiper and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 1,940,871 Shares owned by Legion Partners I, (ii) 79,645 Shares owned by Legion Partners II, and (iii) 100,850 Shares owned by Legion Partners Special IX.

Percentage: Approximately 5.80%

(b) 1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,121,366
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,121,366

14

CUSIP NO. 74165N105

(c)     None of Messrs. Kiper or White has entered into any transactions since the last 13D Filing. The transactions in the Shares by each of Legion Partners I, Legion Partners II and Legion Partners Special IX since the last 13D filing are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

(d)     No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)     Not applicable.

Item 6.          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

On June 8, 2018, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of Statements on Schedule 13D with respect to the securities of the Issuer, to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.          Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:

99.1     Group Agreement by and among Legion Partners, L.P. I, a Delaware limited partnership, Legion Partners, L.P. II, a Delaware limited partnership, Legion Partners Special Opportunities, L.P. IX, a Delaware limited partnership, Legion Partners, LLC, a Delaware limited liability company, Legion Partners Asset Management, LLC, a Delaware limited liability company, Legion Partners Holdings, LLC, a Delaware limited liability company, Christopher S. Kiper, and Raymond White, dated June 8, 2018.

16

CUSIP NO. 74165N105

## SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2018

Legion Partners, L.P. I

By: Legion Partners Asset Management, LLC
Investment Advisor

By: /s/ Christopher S. Kiper
Name: Christopher S. Kiper
Title: Managing Director

Legion Partners, L.P. II

By: Legion Partners Asset Management, LLC
Investment Advisor

By: /s/ Christopher S. Kiper
Name: Christopher S. Kiper
Title: Managing Director

Legion Partners Special Opportunities, L.P. IX

By: Legion Partners Asset Management, LLC Investment Advisor

By: /s/ Christopher S. Kiper
Name: Christopher S. Kiper
Title: Managing Director

Legion Partners, LLC

By: Legion Partners Holdings, LLC
Managing Member

By: /s/ Christopher S. Kiper
Name: Christopher S. Kiper
Title: Managing Member

Legion Partners Asset Management, LLC

By: /s/ Christopher S. Kiper
Name: Christopher S. Kiper
Title: Managing Director

17

CUSIP NO. 74165N105

Legion Partners Holdings, LLC

By: /s/ Christopher S. Kiper
        Name: Christopher S. Kiper
        Title: Managing Member


/s/ Christopher S. Kiper
Christopher S. Kiper


/s/ Raymond White
Raymond White

18

CUSIP NO. 74165N105

## SCHEDULE A

### Purchases in the Shares since the filing of 13D

| Nature of Transaction | Date of Purchase/Sale | Securities Purchased/(Sold) | Price ($) |
|---|---|---|---|
| **LEGION PARTNERS, L.P. I** | | | |
| Purchase of Common Stock | 05/08/2018 | 209,416 | 13.3000 |
| Purchase of Common Stock[1] | 05/10/2018 | 200 | 12.7993 |
| Purchase of Common Stock[1] | 05/18/2018 | 26,900 | 12.7993 |
| Purchase of Common Stock[1] | 05/18/2018 | 92,600 | 13.0001 |
| Purchase of Common Stock | 05/18/2018 | 106,092 | 14.0000 |
| | | | |
| **LEGION PARTNERS, L.P. II** | | | |
| Purchase of Common Stock | 05/08/2018 | 3,298 | 13.3000 |
| Purchase of Common Stock[1] | 05/18/2018 | 400 | 12.7994 |
| Purchase of Common Stock[1] | 05/18/2018 | 1,500 | 13.0001 |
| Purchase of Common Stock | 05/18/2018 | 2,104 | 14.0000 |
| | | | |
| **LEGION PARTNERS SPECIAL OPPORTUNITIES, L.P. IX** | | | |
| Purchase of Common Stock | 05/08/2018 | 36,686 | 13.3000 |
| Purchase of Common Stock[1] | 05/18/2018 | 4,800 | 12.7993 |
| Purchase of Common Stock[1] | 05/18/2018 | 16,200 | 13.0001 |
| Purchase of Common Stock | 05/18/2018 | 16,804 | 14.0000 |

---

[1] Represents shares underlying American-style put options that were assigned at a strike price of $15.00.

21

CUSIP NO. 74165N105

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Shares of Common Stock, $0.001 par value per share, of Primo Water Corp. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: June 8, 2018


Legion Partners, L.P. I

By: Legion Partners Asset Management, LLC
    Investment Advisor

By:    /s/ Christopher S. Kiper
    Name:      Christopher S. Kiper
    Title:      Managing Director


Legion Partners, L.P. II

By: Legion Partners Asset Management, LLC
    Investment Advisor

By:    /s/ Christopher S. Kiper
    Name:      Christopher S. Kiper
    Title:      Managing Director


Legion Partners Special Opportunities, L.P. IX

By: Legion Partners Asset Management, LLC Investment Advisor

By:    /s/ Christopher S. Kiper
    Name:      Christopher S. Kiper
    Title:      Managing Director


Legion Partners, LLC

By: Legion Partners Holdings, LLC
    Managing Member

By:    /s/ Christopher S. Kiper
    Name:      Christopher S. Kiper
    Title:      Managing Member


Legion Partners Asset Management, LLC

By:    /s/ Christopher S. Kiper
    Name:      Christopher S. Kiper
    Title:      Managing Director


22

CUSIP NO. 74165N105

Legion Partners Holdings, LLC

By:    /s/ Christopher S. Kiper
      Name:    Christopher S. Kiper
      Title:    Managing Member


/s/ Christopher S. Kiper
Christopher S. Kiper


/s/ Raymond White
Raymond White

SC 13D/A 1 lpam13da2prmw_nov232018.htm SC 13D/A

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**SCHEDULE 13D**

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)[1]

Primo Water Corp.
(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

74165N105
(CUSIP Number)

CHRISTOPHER S. KIPER
LEGION PARTNERS ASSET MANAGEMENT, LLC
9401 Wilshire Blvd, Suite 705
Beverly Hills, CA 90212
(310) 729-8588
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 20, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*Note:* Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. *See* § 240.13d-7 for other parties to whom copies are to be sent.

---

[1] The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, *see* the *Notes*).

CUSIP NO. 74165N105

| 1 | NAME OF REPORTING PERSON<br><br>Legion Partners, L.P. I | |
|---|---|---|
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP | (a) ☐<br>(b) ☐ |
| 3 | SEC USE ONLY | |
| 4 | SOURCE OF FUNDS<br><br>WC | |
| 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) | ☐ |
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION<br><br>Delaware | |
| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 7 | SOLE VOTING POWER<br><br>- 0 - |
| | 8 | SHARED VOTING POWER<br><br>2,367,014 |
| | 9 | SOLE DISPOSITIVE POWER<br><br>- 0 - |
| | 10 | SHARED DISPOSITIVE POWER<br><br>2,367,014 |
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON<br><br>2,367,014 | |
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES | ☐ |
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)<br><br>6.14% | |
| 14 | TYPE OF REPORTING PERSON<br><br>PN | |

2

CUSIP NO. 74165N105

| 1 | NAME OF REPORTING PERSON<br><br>Legion Partners, L.P. II | |
|---|---|---|
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP | (a) ☐<br>(b) ☐ |
| 3 | SEC USE ONLY | |
| 4 | SOURCE OF FUNDS<br><br>WC | |
| 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) | ☐ |
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION<br><br>Delaware | |

| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 7 | SOLE VOTING POWER<br><br>- 0 - |
|---|---|---|
| | 8 | SHARED VOTING POWER<br><br>140,270 |
| | 9 | SOLE DISPOSITIVE POWER<br><br>- 0 - |
| | 10 | SHARED DISPOSITIVE POWER<br><br>140,270 |

| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON<br><br>140,270 | |
|---|---|---|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES | ☐ |
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)<br><br>Less than 1% | |
| 14 | TYPE OF REPORTING PERSON<br><br>PN | |

3

CUSIP NO. 74165N105

| 1 | NAME OF REPORTING PERSON<br><br>Legion Partners Special Opportunities, L.P. IX | | |
|---|---|---|---|
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP | | (a) ☐<br>(b) ☐ |
| 3 | SEC USE ONLY | | |
| 4 | SOURCE OF FUNDS<br><br>WC | | |
| 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) | | ☐ |
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION<br><br>Delaware | | |
| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 7 | SOLE VOTING POWER<br><br>- 0 - | |
| | 8 | SHARED VOTING POWER<br><br>128,287 | |
| | 9 | SOLE DISPOSITIVE POWER<br><br>- 0 - | |
| | 10 | SHARED DISPOSITIVE POWER<br><br>128,287 | |
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON<br><br>128,287 | | |
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES | | ☐ |
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)<br><br>Less than 1% | | |
| 14 | TYPE OF REPORTING PERSON<br><br>PN | | |

4

CUSIP NO. 74165N105

| 1 | NAME OF REPORTING PERSON<br><br>Legion Partners, LLC | | |
|---|---|---|---|
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP | | (a) ☐<br>(b) ☐ |
| 3 | SEC USE ONLY | | |
| 4 | SOURCE OF FUNDS<br><br>OO | | |
| 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) | | ☐ |
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION<br><br>Delaware | | |
| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 7 | SOLE VOTING POWER<br><br>- 0 - | |
| | 8 | SHARED VOTING POWER<br><br>2,635,571 | |
| | 9 | SOLE DISPOSITIVE POWER<br><br>- 0 - | |
| | 10 | SHARED DISPOSITIVE POWER<br><br>2,635,571 | |
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON<br><br>2,635,571 | | |
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES | | ☐ |
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)<br><br>6.84% | | |
| 14 | TYPE OF REPORTING PERSON<br><br>OO | | |

5

CUSIP NO. 74165N105

| 1 | NAME OF REPORTING PERSON<br><br>Legion Partners Asset Management, LLC | | |
|---|---|---|---|
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP | | (a) ☐<br>(b) ☐ |
| 3 | SEC USE ONLY | | |
| 4 | SOURCE OF FUNDS<br><br>OO | | |
| 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) | | ☐ |
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION<br><br>Delaware | | |
| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 7 | SOLE VOTING POWER<br><br>- 0 - | |
| | 8 | SHARED VOTING POWER<br><br>2,635,571 | |
| | 9 | SOLE DISPOSITIVE POWER<br><br>- 0 - | |
| | 10 | SHARED DISPOSITIVE POWER<br><br>2,635,571 | |
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON<br><br>2,635,571 | | |
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES | | ☐ |
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)<br><br>6.84% | | |
| 14 | TYPE OF REPORTING PERSON<br><br>IA | | |

6

CUSIP NO. 74165N105

| 1 | NAME OF REPORTING PERSON<br><br>Legion Partners Holdings, LLC | | |
|---|---|---|---|
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP | | (a) ☐<br>(b) ☐ |
| 3 | SEC USE ONLY | | |
| 4 | SOURCE OF FUNDS<br><br>OO | | |
| 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) | | ☐ |
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION<br><br>Delaware | | |
| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 7 | SOLE VOTING POWER<br><br>- 0 - | |
| | 8 | SHARED VOTING POWER<br><br>2,635,571 | |
| | 9 | SOLE DISPOSITIVE POWER<br><br>- 0 - | |
| | 10 | SHARED DISPOSITIVE POWER<br><br>2,635,571 | |
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON<br><br>2,635,571 | | |
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES | | ☐ |
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)<br><br>6.84% | | |
| 14 | TYPE OF REPORTING PERSON<br><br>OO | | |

7

CUSIP NO. 74165N105

| 1 | NAME OF REPORTING PERSON<br><br>Christopher S. Kiper | | |
|---|---|---|---|
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP | | (a) ☐<br>(b) ☐ |
| 3 | SEC USE ONLY | | |
| 4 | SOURCE OF FUNDS<br><br>OO | | |
| 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) | | ☐ |
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION<br><br>USA | | |
| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 7 | SOLE VOTING POWER<br><br>- 0 - | |
| | 8 | SHARED VOTING POWER<br><br>2,635,571 | |
| | 9 | SOLE DISPOSITIVE POWER<br><br>- 0 - | |
| | 10 | SHARED DISPOSITIVE POWER<br><br>2,635,571 | |
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON<br><br>2,635,571 | | |
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES | | ☐ |
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)<br><br>6.84% | | |
| 14 | TYPE OF REPORTING PERSON<br><br>IN | | |

8

CUSIP NO. 74165N105

| 1 | NAME OF REPORTING PERSON<br><br>Raymond White | | |
|---|---|---|---|
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP | | (a) ☐<br>(b) ☐ |
| 3 | SEC USE ONLY | | |
| 4 | SOURCE OF FUNDS<br><br>OO | | |
| 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) | | ☐ |
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION<br><br>USA | | |
| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 7 | SOLE VOTING POWER<br><br>- 0 - | |
| | 8 | SHARED VOTING POWER<br><br>2,635,571 | |
| | 9 | SOLE DISPOSITIVE POWER<br><br>- 0 - | |
| | 10 | SHARED DISPOSITIVE POWER<br><br>2,635,571 | |
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON<br><br>2,635,571 | | |
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES | | ☐ |
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)<br><br>6.84% | | |
| 14 | TYPE OF REPORTING PERSON<br><br>IN | | |

9

CUSIP NO. 74165N105

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (the "Amendment No. 2").

Item 3.        Source and Amount of Funds or Other Consideration.

      Item 3 is hereby amended and restated in its entirety as follows:

The Shares purchased by each of Legion Partners I, Legion Partners II, and Legion Partners Special IX were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference.

The aggregate purchase price of the 2,367,014 Shares owned directly by Legion Partners I is approximately $29,264,239, including brokerage commissions. The aggregate purchase price of the 140,270 Shares owned directly by Legion Partners II is approximately $1,788,810, including brokerage commissions. The aggregate purchase price of the 128,287 Shares owned directly by Legion Partners Special IX is approximately $1,721,199, including brokerage commissions.

Item 5.        Interest in Securities of the Issuer.

      Item 5 is hereby amended and restated in its entirety as follows:

(a)      The percentage of Shares reported owned by each person named herein is based upon 38,535,113 Shares outstanding as of November 2, 2018, which is the total number of Shares outstanding as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 8, 2018.

A.      Legion Partners I

(a)      As of the close of business on November 23, 2018, Legion Partners I beneficially owned 2,367,014 Shares.

Percentage: Approximately 6.14%

(b)      1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,367,014
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,367,014

(c)      The transactions in the Shares by Legion Partners I in the last 60 days are set forth in Schedule A and are incorporated herein by reference.

12

CUSIP NO. 74165N105

B.　　　Legion Partners II

　　　(a)　　　As of the close of business on November 23, 2018, Legion Partners II beneficially owned 140,270 Shares.

　　　　　　　Percentage: Less than 1.0%

　　　(b)　　　1. Sole power to vote or direct vote: 0
　　　　　　　2. Shared power to vote or direct vote: 140,270
　　　　　　　3. Sole power to dispose or direct the disposition: 0
　　　　　　　4. Shared power to dispose or direct the disposition: 140,270

　　　(c)　　　The transactions in the Shares by Legion Partners II in the last 60 days are set forth in Schedule A and are incorporated herein by reference.

C.　　　Legion Partners Special IX

　　　(a)　　　As of the close of business on November 23, 2018, Legion Partners Special IX beneficially owned 128,287 Shares.

　　　　　　　Percentage: Less than 1.0%

　　　(b)　　　1. Sole power to vote or direct vote: 0
　　　　　　　2. Shared power to vote or direct vote: 128,287
　　　　　　　3. Sole power to dispose or direct the disposition: 0
　　　　　　　4. Shared power to dispose or direct the disposition: 128,287

　　　(c)　　　The transactions in the Shares by Legion Partners IX in the last 60 days are set forth in Schedule A and are incorporated herein by reference.

D.　　　Legion Partners, LLC

　　　(a)　　　As the general partner of each of Legion Partners I, Legion Partners II and Legion Partners Special IX, Legion Partners, LLC may be deemed the beneficial owner of the (i) 2,367,014 Shares owned by Legion Partners I, (ii) 140,270 Shares owned by Legion Partners II, and (iii) 128,287 Shares owned by Legion Partners Special IX.

　　　　　　　Percentage: Approximately 6.84%

　　　(b)　　　1. Sole power to vote or direct vote: 0
　　　　　　　2. Shared power to vote or direct vote: 2,635,571
　　　　　　　3. Sole power to dispose or direct the disposition: 0
　　　　　　　4. Shared power to dispose or direct the disposition: 2,635,571

　　　(c)　　　Legion Partners, LLC has not entered into any transactions in the last 60 days. The transactions in the Shares by each of Legion Partners I, Legion Partners II and Legion Partners Special IX in the last 60 days are set forth in Schedule A and are incorporated herein by reference.

13

CUSIP NO. 74165N105

E.    Legion Partners Asset Management

(a)    Legion Partners Asset Management, as the investment advisor of each of Legion Partners I, Legion Partners II and Legion Partners Special IX, Legion Partners, LLC may be deemed the beneficial owner of the (i) 2,367,014 Shares owned by Legion Partners I, (ii) 140,270 Shares owned by Legion Partners II, and (iii) 128,287 Shares owned by Legion Partners Special IX.

Percentage: Approximately 6.84%

(b)    1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,635,571
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,635,571

(c)    Legion Partners Asset Management has not entered into any transactions in the last 60 days. The transactions in the Shares by each of Legion Partners I, Legion Partners II and Legion Partners Special IX in the last 60 days are set forth in Schedule A and are incorporated herein by reference.

F.    Legion Partners Holdings

(a)    Legion Partners Holdings, as the sole member of Legion Partners Asset Management and sole member of Legion Partners, LLC, may be deemed the beneficial owner of the (i) 2,367,014 Shares owned by Legion Partners I, (ii) 140,270 Shares owned by Legion Partners II, and (iii) 128,287 Shares owned by Legion Partners Special IX.

Percentage: Approximately 6.84%

(b)    1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,635,571
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,635,571

(c)    Legion Partners Holdings has not entered into any transactions in the last 60 days. The transactions in the Shares by each of Legion Partners I, Legion Partners II and Legion Partners Special IX in the last 60 days are set forth in Schedule A and are incorporated herein by reference.

G.    Messrs. Kiper and White

(a)    Each of Messrs. Kiper and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 2,367,014 Shares owned by Legion Partners I, (ii) 140,270 Shares owned by Legion Partners II, and (iii) 128,287 Shares owned by Legion Partners Special IX.

Percentage: Approximately 6.84%

(b)    1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,635,571
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,635,571

14

CUSIP NO. 74165N105

(c)     None of Messrs. Kiper or White has entered into any transactions in the last 60 days. The transactions in the Shares by each of Legion Partners I, Legion Partners II and Legion Partners Special IX in the last 60 days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

(d)     No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)     Not applicable.

Item 6.          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

On November 23, 2018, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of Statements on Schedule 13D with respect to the securities of the Issuer, to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Legion Partners I has sold short in over the counter market American-style put options referencing 53,400 Shares, which have an exercise price of $15.00 per Share and expire on January 18, 2019, as further detailed in Schedule A hereto, which is incorporated by reference.

Legion Partners II has sold short in over the counter market American-style put options referencing 3,000 Shares, which have an exercise price of $15.00 per Share and expire on January 18, 2019, as further detailed in Schedule A hereto, which is incorporated by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.          Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:

99.1     Group Agreement by and among Legion Partners, L.P. I, a Delaware limited partnership, Legion Partners, L.P. II, a Delaware limited partnership, Legion Partners Special Opportunities, L.P. IX, a Delaware limited partnership, Legion Partners, LLC, a Delaware limited liability company, Legion Partners Asset Management, LLC, a Delaware limited liability company, Legion Partners Holdings, LLC, a Delaware limited liability company, Christopher S. Kiper, and Raymond White, dated November 23, 2018.

16

CUSIP NO. 74165N105

## SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2018

Legion Partners, L.P. I

By: Legion Partners Asset Management, LLC
Investment Advisor

By: /s/ Christopher S. Kiper
Name: Christopher S. Kiper
Title: Managing Director


Legion Partners, L.P. II

By: Legion Partners Asset Management, LLC
Investment Advisor

By: /s/ Christopher S. Kiper
Name: Christopher S. Kiper
Title: Managing Director


Legion Partners Special Opportunities, L.P. IX

By: Legion Partners Asset Management, LLC Investment Advisor

By: /s/ Christopher S. Kiper
Name: Christopher S. Kiper
Title: Managing Director


Legion Partners, LLC

By: Legion Partners Holdings, LLC
Managing Member

By: /s/ Christopher S. Kiper
Name: Christopher S. Kiper
Title: Managing Member


Legion Partners Asset Management, LLC

By: /s/ Christopher S. Kiper
Name: Christopher S. Kiper
Title: Managing Director

17

CUSIP NO. 74165N105

Legion Partners Holdings, LLC

By: /s/ Christopher S. Kiper
        Name:     Christopher S. Kiper
        Title:      Managing Member


/s/ Christopher S. Kiper
Christopher S. Kiper


/s/ Raymond White
Raymond White

18

CUSIP NO. 74165N105

## SCHEDULE A

### Purchases in the Shares in the last 60 days

| Nature of Transaction | Date of Purchase/Sale | Securities Purchased/(Sold) | Price ($) |
|---|---|---|---|
| **LEGION PARTNERS, L.P. I** | | | |
| Purchase of Common Stock | 11/07/2018 | 165,620 | 13.9813 |
| Purchase of Common Stock | 11/07/2018 | 117,354 | 13.9947 |
| Short Sale of Jan 2019 Put Options ($15)[1] | 11/07/2018 | (534) | 1.2326 |
| Purchase of Common Stock | 11/14/2018 | 34,658 | 14.2342 |
| Purchase of Common Stock | 11/14/2018 | 27,635 | 14.2304 |
| Purchase of Common Stock | 11/19/2018 | 20,960 | 14.2723 |
| Purchase of Common Stock | 11/20/2018 | 37,224 | 14.2195 |
| Purchase of Common Stock | 11/20/2018 | 47,320 | 14.1901 |
| **LEGION PARTNERS, L.P. II** | | | |
| Purchase of Common Stock | 11/06/2018 | 1 | 14.0000 |
| Purchase of Common Stock | 11/07/2018 | 106 | 14.0000 |
| Purchase of Common Stock | 11/07/2018 | 45,380 | 13.9813 |
| Purchase of Common Stock | 11/07/2018 | 6,646 | 13.9947 |
| Short Sale of Jan 2019 Put Options ($15)[1] | 11/07/2018 | (30) | 1.2326 |
| Purchase of Common Stock | 11/14/2018 | 1,963 | 14.2342 |
| Purchase of Common Stock | 11/14/2018 | 1,565 | 14.2304 |
| Purchase of Common Stock | 11/19/2018 | 1,187 | 14.2723 |
| Purchase of Common Stock | 11/20/2018 | 2,108 | 14.2195 |
| Purchase of Common Stock | 11/20/2018 | 2,680 | 14.1901 |
| **LEGION PARTNERS SPECIAL OPPORTUNITIES, L.P. IX** | | | |
| Purchase of Common Stock | 11/20/2018 | 27,517 | 14.2195 |
| Purchase of Common Stock | 11/21/2018 | 1,200 | 14.2683 |

---

[1] Represents American-style put options sold short in the over-the-counter market with an expiration date of January 18, 2019.

21

CUSIP NO. 74165N105

<u>JOINT FILING AGREEMENT</u>

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Shares of Common Stock, $0.001 par value per share, of Primo Water Corp. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: November 23, 2018

<table>
<tr><td colspan="2">Legion Partners, L.P. I</td></tr>
<tr><td>By:</td><td>Legion Partners Asset Management, LLC<br>Investment Advisor</td></tr>
<tr><td>By:</td><td>/s/ Christopher S. Kiper</td></tr>
<tr><td></td><td>Name:    Christopher S. Kiper<br>Title:    Managing Director</td></tr>
</table>

<table>
<tr><td colspan="2">Legion Partners, L.P. II</td></tr>
<tr><td>By:</td><td>Legion Partners Asset Management, LLC<br>Investment Advisor</td></tr>
<tr><td>By:</td><td>/s/ Christopher S. Kiper</td></tr>
<tr><td></td><td>Name:    Christopher S. Kiper<br>Title:    Managing Director</td></tr>
</table>

<table>
<tr><td colspan="2">Legion Partners Special Opportunities, L.P. IX</td></tr>
<tr><td>By:</td><td>Legion Partners Asset Management, LLC Investment Advisor</td></tr>
<tr><td>By:</td><td>/s/ Christopher S. Kiper</td></tr>
<tr><td></td><td>Name:    Christopher S. Kiper<br>Title:    Managing Director</td></tr>
</table>

<table>
<tr><td colspan="2">Legion Partners, LLC</td></tr>
<tr><td>By:</td><td>Legion Partners Holdings, LLC<br>Managing Member</td></tr>
<tr><td>By:</td><td>/s/ Christopher S. Kiper</td></tr>
<tr><td></td><td>Name:    Christopher S. Kiper<br>Title:    Managing Member</td></tr>
</table>

<table>
<tr><td colspan="2">Legion Partners Asset Management, LLC</td></tr>
<tr><td>By:</td><td>/s/ Christopher S. Kiper</td></tr>
<tr><td></td><td>Name:    Christopher S. Kiper<br>Title:    Managing Director</td></tr>
</table>

22

CUSIP NO. 74165N105

Legion Partners Holdings, LLC

By: /s/ Christopher S. Kiper
          Name:     Christopher S. Kiper
          Title:       Managing Member


/s/ Christopher S. Kiper
Christopher S. Kiper


/s/ Raymond White
Raymond White

SC 13D/A 1 lpam13da3prmw_may092019.htm SC 13D/A

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
## Washington, D.C. 20549

## SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)[1]

Primo Water Corp.
(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

74165N105
(CUSIP Number)

CHRISTOPHER S. KIPER
LEGION PARTNERS ASSET MANAGEMENT, LLC
9401 Wilshire Blvd, Suite 705
Beverly Hills, CA 90212
(310) 729-8588
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 8, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*Note:*  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  *See* § 240.13d-7 for other parties to whom copies are to be sent.

---

1        The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, *see* the *Notes*).

CUSIP NO. 74165N105

| 1 | NAME OF REPORTING PERSON<br><br>Legion Partners, L.P. I | | |
|---|---|---|---|
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP | | (a) ☐<br>(b) ☐ |
| 3 | SEC USE ONLY | | |
| 4 | SOURCE OF FUNDS<br><br>WC | | |
| 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) | | ☐ |
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION<br><br>Delaware | | |
| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 7 | SOLE VOTING POWER<br><br>- 0 - | |
| | 8 | SHARED VOTING POWER<br><br>2,810,252 | |
| | 9 | SOLE DISPOSITIVE POWER<br><br>- 0 - | |
| | 10 | SHARED DISPOSITIVE POWER<br><br>2,810,252 | |
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON<br><br>2,810,252 | | |
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES | | ☐ |
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)<br><br>7.20% | | |
| 14 | TYPE OF REPORTING PERSON<br><br>PN | | |

2

CUSIP NO. 74165N105

| 1 | NAME OF REPORTING PERSON<br><br>Legion Partners, L.P. II | | |
|---|---|---|---|
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP | | (a) ☐<br>(b) ☐ |
| 3 | SEC USE ONLY | | |
| 4 | SOURCE OF FUNDS<br><br>WC | | |
| 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) | | ☐ |
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION<br><br>Delaware | | |
| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 7 | SOLE VOTING POWER<br><br>- 0 - | |
| | 8 | SHARED VOTING POWER<br><br>143,430 | |
| | 9 | SOLE DISPOSITIVE POWER<br><br>- 0 - | |
| | 10 | SHARED DISPOSITIVE POWER<br><br>143,430 | |
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON<br><br>143,430 | | |
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES | | ☐ |
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)<br><br>Less than 1% | | |
| 14 | TYPE OF REPORTING PERSON<br><br>PN | | |

3

CUSIP NO. 74165N105

| 1 | NAME OF REPORTING PERSON<br><br>Legion Partners Special Opportunities, L.P. IX | | |
|---|---|---|---|
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP | | (a) ☐<br>(b) ☐ |
| 3 | SEC USE ONLY | | |
| 4 | SOURCE OF FUNDS<br><br>WC | | |
| 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) | | ☐ |
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION<br><br>Delaware | | |
| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 7 | SOLE VOTING POWER<br><br>- 0 - | |
| | 8 | SHARED VOTING POWER<br><br>134,887 | |
| | 9 | SOLE DISPOSITIVE POWER<br><br>- 0 - | |
| | 10 | SHARED DISPOSITIVE POWER<br><br>134,887 | |
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON<br><br>134,887 | | |
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES | | ☐ |
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)<br><br>Less than 1% | | |
| 14 | TYPE OF REPORTING PERSON<br><br>PN | | |

4

CUSIP NO. 74165N105

| 1 | NAME OF REPORTING PERSON<br><br>Legion Partners, LLC | | |
|---|---|---|---|
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP | | (a) ☐<br>(b) ☐ |
| 3 | SEC USE ONLY | | |
| 4 | SOURCE OF FUNDS<br><br>OO | | |
| 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) | | ☐ |
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION<br><br>Delaware | | |
| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 7 | SOLE VOTING POWER<br><br>- 0 - | |
| | 8 | SHARED VOTING POWER<br><br>3,088,569 | |
| | 9 | SOLE DISPOSITIVE POWER<br><br>- 0 - | |
| | 10 | SHARED DISPOSITIVE POWER<br><br>3,088,569 | |
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON<br><br>3,088,569 | | |
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES | | ☐ |
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)<br><br>7.91% | | |
| 14 | TYPE OF REPORTING PERSON<br><br>OO | | |

5

CUSIP NO. 74165N105

| 1 | NAME OF REPORTING PERSON<br><br>Legion Partners Asset Management, LLC | | |
|---|---|---|---|
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP | | (a) ☐<br>(b) ☐ |
| 3 | SEC USE ONLY | | |
| 4 | SOURCE OF FUNDS<br><br>OO | | |
| 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) | | ☐ |
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION<br><br>Delaware | | |
| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 7 | SOLE VOTING POWER<br><br>- 0 - | |
| | 8 | SHARED VOTING POWER<br><br>3,088,569 | |
| | 9 | SOLE DISPOSITIVE POWER<br><br>- 0 - | |
| | 10 | SHARED DISPOSITIVE POWER<br><br>3,088,569 | |
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON<br><br>3,088,569 | | |
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES | | ☐ |
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)<br><br>7.91% | | |
| 14 | TYPE OF REPORTING PERSON<br><br>IA | | |

6

CUSIP NO. 74165N105

| 1 | NAME OF REPORTING PERSON Legion Partners Holdings, LLC | | |
|---|---|---|---|
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP | | (a) ☐ (b) ☐ |
| 3 | SEC USE ONLY | | |
| 4 | SOURCE OF FUNDS OO | | |
| 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) | | ☐ |
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION Delaware | | |
| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 7 | SOLE VOTING POWER - 0 - | |
| | 8 | SHARED VOTING POWER 3,088,769 | |
| | 9 | SOLE DISPOSITIVE POWER - 0 - | |
| | 10 | SHARED DISPOSITIVE POWER 3,088,769 | |
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,088,769 | | |
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES | | ☐ |
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.91% | | |
| 14 | TYPE OF REPORTING PERSON OO | | |

7

CUSIP NO. 74165N105

| 1 | NAME OF REPORTING PERSON<br><br>Christopher S. Kiper | | |
|---|---|---|---|
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP | | (a) ☐<br>(b) ☐ |
| 3 | SEC USE ONLY | | |
| 4 | SOURCE OF FUNDS<br><br>OO | | |
| 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) | | ☐ |
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION<br><br>USA | | |
| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 7 | SOLE VOTING POWER<br><br>- 0 - | |
| | 8 | SHARED VOTING POWER<br><br>3,088,769 | |
| | 9 | SOLE DISPOSITIVE POWER<br><br>- 0 - | |
| | 10 | SHARED DISPOSITIVE POWER<br><br>3,088,769 | |
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON<br><br>3,088,769 | | |
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES | | ☐ |
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)<br><br>7.91% | | |
| 14 | TYPE OF REPORTING PERSON<br><br>IN | | |

8

CUSIP NO. 74165N105

| 1 | NAME OF REPORTING PERSON<br><br>Raymond White | | |
|---|---|---|---|
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP | | (a) ☐<br>(b) ☐ |
| 3 | SEC USE ONLY | | |
| 4 | SOURCE OF FUNDS<br><br>OO | | |
| 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) | | ☐ |
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION<br><br>USA | | |
| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 7 | SOLE VOTING POWER<br><br>- 0 - | |
| | 8 | SHARED VOTING POWER<br><br>3,088,769 | |
| | 9 | SOLE DISPOSITIVE POWER<br><br>- 0 - | |
| | 10 | SHARED DISPOSITIVE POWER<br><br>3,088,769 | |
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON<br><br>3,088,769 | | |
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES | | ☐ |
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)<br><br>7.91% | | |
| 14 | TYPE OF REPORTING PERSON<br><br>IN | | |

9

CUSIP NO. 74165N105

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (the "Amendment No. 3").

Item 3.        Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

The Shares purchased by each of Legion Partners I, Legion Partners II, Legion Partners Special IX, and Legion Partners Holdings were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference.

The aggregate purchase price of the 2,810,252 Shares owned directly by Legion Partners I is approximately $34,999,396, including brokerage commissions. The aggregate purchase price of the 143,430 Shares owned directly by Legion Partners II is approximately $1,832,151, including brokerage commissions. The aggregate purchase price of the 134,887 Shares owned directly by Legion Partners Special IX is approximately $1,815,391, including brokerage commissions. The aggregate purchase price of the 200 Shares owned directly by Legion Partners Holdings is approximately $2,741, including brokerage commissions.

Item 5.        Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)        The percentage of Shares reported owned by each person named herein is based upon 39,050,029 Shares outstanding as of May 3, 2019, which is the total number of Shares outstanding as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 9, 2019.

A.        Legion Partners I

(a)        As of the close of business on May 10, 2019, Legion Partners I beneficially owned 2,810,252 Shares.

Percentage: Approximately 7.20%

(b)        1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,810,252
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,810,252

(c)        The transactions in the Shares by Legion Partners I in the last 60 days are set forth in Schedule A and are incorporated herein by reference.

10

CUSIP NO. 74165N105

B.      Legion Partners II

(a)      As of the close of business on May 10, 2019, Legion Partners II beneficially owned 143,430 Shares.

Percentage: Less than 1.0%

(b)      1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 143,430
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 143,430

(c)      The transactions in the Shares by Legion Partners II in the last 60 days are set forth in Schedule A and are incorporated herein by reference.

C.      Legion Partners Special IX

(a)      As of the close of business on May 10, 2019, Legion Partners Special IX beneficially owned 134,887 Shares.

Percentage: Less than 1.0%

(b)      1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 134,887
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 134,887

(c)      Legion Partners IX has not entered into any transactions in the last 60 days.

D.      Legion Partners, LLC

(a)      As the general partner of each of Legion Partners I, Legion Partners II and Legion Partners Special IX, Legion Partners, LLC may be deemed the beneficial owner of the (i) 2,810,252 Shares owned by Legion Partners I, (ii) 143,430 Shares owned by Legion Partners II, and (iii) 134,887 Shares owned by Legion Partners Special IX.

Percentage: Approximately 7.91%

(b)      1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,088,569
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,088,569

(c)      Legion Partners, LLC has not entered into any transactions in the last 60 days. The transactions in the Shares by each of Legion Partners I and Legion Partners II in the last 60 days are set forth in Schedule A and are incorporated herein by reference.

11

CUSIP NO. 74165N105

E.      Legion Partners Asset Management

(a)      Legion Partners Asset Management, as the investment advisor of each of Legion Partners I, Legion Partners II and Legion Partners Special IX, Legion Partners, LLC may be deemed the beneficial owner of the (i) 2,810,252 Shares owned by Legion Partners I, (ii) 143,430 Shares owned by Legion Partners II, and (iii) 134,887 Shares owned by Legion Partners Special IX.

Percentage: Approximately 7.91%

(b)      1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,088,569
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,088,569

(c)      Legion Partners Asset Management has not entered into any transactions in the last 60 days. The transactions in the Shares by each of Legion Partners I and Legion Partners II in the last 60 days are set forth in Schedule A and are incorporated herein by reference.

F.      Legion Partners Holdings

(a)      As of the close of business on May 10, 2019, Legion Partners Holdings beneficially owned 200 Shares. Legion Partners Holdings, as the sole member of Legion Partners Asset Management and sole member of Legion Partners, LLC, may be deemed the beneficial owner of the (i) 2,810,252 Shares owned by Legion Partners I, (ii) 143,430 Shares owned by Legion Partners II, and (iii) 134,887 Shares owned by Legion Partners Special IX.

Percentage: Approximately 7.91%

(b)      1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,088,769
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,088,769

(c)      Legion Partners Holdings has not entered into any transactions in the last 60 days. The transactions in the Shares by each of Legion Partners I and Legion Partners II in the last 60 days are set forth in Schedule A and are incorporated herein by reference.

G.      Messrs. Kiper and White

(a)      Each of Messrs. Kiper and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 2,810,252 Shares owned by Legion Partners I, (ii) 143,430 Shares owned by Legion Partners II, (iii) 134,887 Shares owned by Legion Partners Special IX, and (iv) 200 Shares owned by Legion Partners Holdings

Percentage: Approximately 7.91%

(b)      1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,088,769
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,088,769

12

CUSIP NO. 74165N105

(c)     None of Messrs. Kiper or White has entered into any transactions in the last 60 days. The transactions in the Shares by each of Legion Partners I and Legion Partners II in the last 60 days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

(d)     No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)     Not applicable.

Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

On May 10, 2019, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of Statements on Schedule 13D with respect to the securities of the Issuer, to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.        Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:

99.1     Group Agreement by and among Legion Partners, L.P. I, a Delaware limited partnership, Legion Partners, L.P. II, a Delaware limited partnership, Legion Partners Special Opportunities, L.P. IX, a Delaware limited partnership, Legion Partners, LLC, a Delaware limited liability company, Legion Partners Asset Management, LLC, a Delaware limited liability company, Legion Partners Holdings, LLC, a Delaware limited liability company, Christopher S. Kiper, and Raymond White, dated May 10, 2019.

13

CUSIP NO. 74165N105

## SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2019


Legion Partners, L.P. I

By: Legion Partners Asset Management, LLC
    Investment Advisor

By:   /s/ Christopher S. Kiper
      Name:     Christopher S. Kiper
      Title:     Managing Director


Legion Partners, L.P. II

By: Legion Partners Asset Management, LLC
    Investment Advisor

By:   /s/ Christopher S. Kiper
      Name:     Christopher S. Kiper
      Title:     Managing Director


Legion Partners Special Opportunities, L.P. IX

By: Legion Partners Asset Management, LLC Investment
    Advisor

By:   /s/ Christopher S. Kiper
      Name:     Christopher S. Kiper
      Title:     Managing Director


Legion Partners, LLC

By: Legion Partners Holdings, LLC
    Managing Member

By:   /s/ Christopher S. Kiper
      Name:     Christopher S. Kiper
      Title:     Managing Member


Legion Partners Asset Management, LLC

By:   /s/ Christopher S. Kiper
      Name:     Christopher S. Kiper
      Title:     Managing Director


14

CUSIP NO. 74165N105

Legion Partners Holdings, LLC

By: /s/ Christopher S. Kiper
_____
    Name:     Christopher S. Kiper
    Title:      Managing Member


/s/ Christopher S. Kiper
_____
Christopher S. Kiper


/s/ Raymond White
_____
Raymond White

15

CUSIP NO. 74165N105

## SCHEDULE A

### Purchases in the Shares in the last 60 days

| Nature of Transaction | Date of Purchase/Sale | Securities Purchased/(Sold) | Price ($) |
|---|---|---|---|
| **LEGION PARTNERS, L.P. I** | | | |
| Purchase of Common Stock | 05/08/2019 | 358,498 | 12.8426 |
| Purchase of Common Stock | 05/09/2019 | 31,340 | 12.3662 |
| | | | |
| **LEGION PARTNERS, L.P. II** | | | |
| Purchase of Common Stock | 05/09/2019 | 160 | 12.3662 |

16

CUSIP NO. 74165N105

## JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Shares of Common Stock, $0.001 par value per share, of Primo Water Corp. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: May 10, 2019


Legion Partners, L.P. I

By: Legion Partners Asset Management, LLC
     Investment Advisor

By: /s/ Christopher S. Kiper
     Name:    Christopher S. Kiper
     Title:     Managing Director


Legion Partners, L.P. II

By: Legion Partners Asset Management, LLC
     Investment Advisor

By: /s/ Christopher S. Kiper
     Name:    Christopher S. Kiper
     Title:     Managing Director


Legion Partners Special Opportunities, L.P. IX

By: Legion Partners Asset Management, LLC Investment
     Advisor

By: /s/ Christopher S. Kiper
     Name:    Christopher S. Kiper
     Title:     Managing Director


Legion Partners, LLC

By: Legion Partners Holdings, LLC
     Managing Member

By: /s/ Christopher S. Kiper
     Name:    Christopher S. Kiper
     Title:     Managing Member


Legion Partners Asset Management, LLC

By: /s/ Christopher S. Kiper
     Name:    Christopher S. Kiper
     Title:     Managing Director


17

CUSIP NO. 74165N105

Legion Partners Holdings, LLC

By: /s/ Christopher S. Kiper
    Name: Christopher S. Kiper
    Title: Managing Member


/s/ Christopher S. Kiper
Christopher S. Kiper


/s/ Raymond White
Raymond White

SC 13D/A 1 lpam13da4prmw_aug092019.htm LPAM 13DA4 PRMW 08092019

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**SCHEDULE 13D**

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4)[1]

Primo Water Corp.
(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

74165N105
(CUSIP Number)

CHRISTOPHER S. KIPER
LEGION PARTNERS ASSET MANAGEMENT, LLC
9401 Wilshire Blvd, Suite 705
Beverly Hills, CA 90212
(310) 729-8588
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 7, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*Note:* Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. *See* § 240.13d-7 for other parties to whom copies are to be sent.

---

[1] The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, *see* the *Notes*).

CUSIP NO. 74165N105

| 1 | NAME OF REPORTING PERSON<br><br>Legion Partners, L.P. I | | |
|---|---|---|---|
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP | | (a) ☐<br>(b) ☐ |
| 3 | SEC USE ONLY | | |
| 4 | SOURCE OF FUNDS<br><br>WC | | |
| 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) | | ☐ |
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION<br><br>Delaware | | |
| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 7 | SOLE VOTING POWER<br><br>- 0 - | |
| | 8 | SHARED VOTING POWER<br><br>3,260,037 | |
| | 9 | SOLE DISPOSITIVE POWER<br><br>- 0 - | |
| | 10 | SHARED DISPOSITIVE POWER<br><br>3,260,037 | |
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON<br><br>3,260,037 | | |
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES | | ☐ |
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)<br><br>8.31% | | |
| 14 | TYPE OF REPORTING PERSON<br><br>PN | | |

2

CUSIP NO. 74165N105

| 1 | NAME OF REPORTING PERSON<br><br>Legion Partners, L.P. II | | |
|---|---|---|---|
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP | | (a) ☐<br>(b) ☐ |
| 3 | SEC USE ONLY | | |
| 4 | SOURCE OF FUNDS<br><br>WC | | |
| 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) | | ☐ |
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION<br><br>Delaware | | |
| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 7 | SOLE VOTING POWER<br><br>- 0 - | |
| | 8 | SHARED VOTING POWER<br><br>172,822 | |
| | 9 | SOLE DISPOSITIVE POWER<br><br>- 0 - | |
| | 10 | SHARED DISPOSITIVE POWER<br><br>172,822 | |
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON<br><br>172,822 | | |
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES | | ☐ |
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)<br><br>Less than 1% | | |
| 14 | TYPE OF REPORTING PERSON<br><br>PN | | |

3

CUSIP NO. 74165N105

| 1 | NAME OF REPORTING PERSON<br><br>Legion Partners Special Opportunities, L.P. IX | |
|---|---|---|
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP | (a) ☐<br>(b) ☐ |
| 3 | SEC USE ONLY | |
| 4 | SOURCE OF FUNDS<br><br>WC | |
| 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) | ☐ |
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION<br><br>Delaware | |

| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 7 | SOLE VOTING POWER<br><br>- 0 - |
|---|---|---|
| | 8 | SHARED VOTING POWER<br><br>134,887 |
| | 9 | SOLE DISPOSITIVE POWER<br><br>- 0 - |
| | 10 | SHARED DISPOSITIVE POWER<br><br>134,887 |

| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON<br><br>134,887 | |
|---|---|---|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES | ☐ |
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)<br><br>Less than 1% | |
| 14 | TYPE OF REPORTING PERSON<br><br>PN | |

4

CUSIP NO. 74165N105

| 1 | NAME OF REPORTING PERSON<br><br>Legion Partners, LLC | | |
|---|---|---|---|
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP | | (a) ☐<br>(b) ☐ |
| 3 | SEC USE ONLY | | |
| 4 | SOURCE OF FUNDS<br><br>OO | | |
| 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) | | ☐ |
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION<br><br>Delaware | | |
| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 7 | SOLE VOTING POWER<br><br>- 0 - | |
| | 8 | SHARED VOTING POWER<br><br>3,567,746 | |
| | 9 | SOLE DISPOSITIVE POWER<br><br>- 0 - | |
| | 10 | SHARED DISPOSITIVE POWER<br><br>3,567,746 | |
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON<br><br>3,567,746 | | |
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES | | ☐ |
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)<br><br>9.10% | | |
| 14 | TYPE OF REPORTING PERSON<br><br>OO | | |

5

CUSIP NO. 74165N105

| | 1 | NAME OF REPORTING PERSON<br><br>Legion Partners Asset Management, LLC | | |
|---|---|---|---|---|
| | 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP | (a) ☐<br>(b) ☐ | |
| | 3 | SEC USE ONLY | | |
| | 4 | SOURCE OF FUNDS<br><br>OO | | |
| | 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) | ☐ | |
| | 6 | CITIZENSHIP OR PLACE OF ORGANIZATION<br><br>Delaware | | |
| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 7 | SOLE VOTING POWER<br><br>- 0 - | | |
| | 8 | SHARED VOTING POWER<br><br>3,567,746 | | |
| | 9 | SOLE DISPOSITIVE POWER<br><br>- 0 - | | |
| | 10 | SHARED DISPOSITIVE POWER<br><br>3,567,746 | | |
| | 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON<br><br>3,567,746 | | |
| | 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES | ☐ | |
| | 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)<br><br>9.10% | | |
| | 14 | TYPE OF REPORTING PERSON<br><br>IA | | |

6

CUSIP NO. 74165N105

| 1 | NAME OF REPORTING PERSON<br><br>Legion Partners Holdings, LLC | |
|---|---|---|
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP | (a) ☐<br>(b) ☐ |
| 3 | SEC USE ONLY | |
| 4 | SOURCE OF FUNDS<br><br>OO | |
| 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) | ☐ |
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION<br><br>Delaware | |

| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 7 | SOLE VOTING POWER<br><br>- 0 - |
|---|---|---|
| | 8 | SHARED VOTING POWER<br><br>3,567,946 |
| | 9 | SOLE DISPOSITIVE POWER<br><br>- 0 - |
| | 10 | SHARED DISPOSITIVE POWER<br><br>3,567,946 |

| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON<br><br>3,567,946 | |
|---|---|---|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES | ☐ |
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)<br><br>9.10% | |
| 14 | TYPE OF REPORTING PERSON<br><br>OO | |

7

CUSIP NO. 74165N105

| 1 | NAME OF REPORTING PERSON Christopher S. Kiper | | |
|---|---|---|---|
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP | (a) ☐ (b) ☐ | |
| 3 | SEC USE ONLY | | |
| 4 | SOURCE OF FUNDS OO | | |
| 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) | ☐ | |
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION USA | | |
| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 7 | SOLE VOTING POWER - 0 - | |
| | 8 | SHARED VOTING POWER 3,567,946 | |
| | 9 | SOLE DISPOSITIVE POWER - 0 - | |
| | 10 | SHARED DISPOSITIVE POWER 3,567,946 | |
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,567,946 | | |
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES | ☐ | |
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.10% | | |
| 14 | TYPE OF REPORTING PERSON IN | | |

8

CUSIP NO. 74165N105

| 1 | NAME OF REPORTING PERSON<br><br>Raymond White | | |
|---|---|---|---|
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP | | (a) ☐<br>(b) ☐ |
| 3 | SEC USE ONLY | | |
| 4 | SOURCE OF FUNDS<br><br>OO | | |
| 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) | | ☐ |
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION<br><br>USA | | |
| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 7 | SOLE VOTING POWER<br><br>- 0 - | |
| | 8 | SHARED VOTING POWER<br><br>3,567,946 | |
| | 9 | SOLE DISPOSITIVE POWER<br><br>- 0 - | |
| | 10 | SHARED DISPOSITIVE POWER<br><br>3,567,946 | |
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON<br><br>3,567,946 | | |
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES | | ☐ |
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)<br><br>9.10% | | |
| 14 | TYPE OF REPORTING PERSON<br><br>IN | | |

9

CUSIP NO. 74165N105

The following constitutes Amendment No.4 to the Schedule 13D filed by the undersigned (the "Amendment No. 4").

Item 3.　　　　　Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

The Shares purchased by each of Legion Partners I, Legion Partners II, Legion Partners Special IX, and Legion Partners Holdings were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference.

The aggregate purchase price of the 3,260,037 Shares owned directly by Legion Partners I is approximately $39,999,082, including brokerage commissions. The aggregate purchase price of the 172,822 Shares owned directly by Legion Partners II is approximately $2,158,881, including brokerage commissions. The aggregate purchase price of the 134,887 Shares owned directly by Legion Partners Special IX is approximately $1,815,391, including brokerage commissions. The aggregate purchase price of the 200 Shares owned directly by Legion Partners Holdings is approximately $2,741, including brokerage commissions.

Item 5.　　　　　Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)　　　　The percentage of Shares reported owned by each person named herein is based upon 39,218,402 Shares outstanding as of August 2, 2019, which is the total number of Shares outstanding as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 7, 2019.

A.　　　Legion Partners I

(a)　　　　As of the close of business on August 9, 2019, Legion Partners I beneficially owned 3,260,037 Shares.

Percentage: Approximately 8.31%

(b)　　　　1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,260,037
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,260,037

(c)　　　　The transactions in the Shares by Legion Partners I in the last 60 days are set forth in Schedule A and are incorporated herein by reference.

10

CUSIP NO. 74165N105

B.      Legion Partners II

(a)      As of the close of business on August 9, 2019, Legion Partners II beneficially owned 172,822 Shares.

Percentage: Less than 1.0%

(b)      1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 172,822
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 172,822

(c)      The transactions in the Shares by Legion Partners II in the last 60 days are set forth in Schedule A and are incorporated herein by reference.

C.      Legion Partners Special IX

(a)      As of the close of business on August 9, 2019 Legion Partners Special IX beneficially owned 134,887 Shares.

Percentage: Less than 1.0%

(b)      1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 134,887
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 134,887

(c)      Legion Partners IX has not entered into any transactions in the last 60 days.

D.      Legion Partners, LLC

(a)      As the general partner of each of Legion Partners I, Legion Partners II and Legion Partners Special IX, Legion Partners, LLC may be deemed the beneficial owner of the (i) 3,260,037 Shares owned by Legion Partners I, (ii) 172,822 Shares owned by Legion Partners II, and (iii) 134,887 Shares owned by Legion Partners Special IX.

Percentage: Approximately 9.10%

(b)      1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,567,746
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,567,746

(c)      Legion Partners, LLC has not entered into any transactions in the last 60 days. The transactions in the Shares by each of Legion Partners I and Legion Partners II in the last 60 days are set forth in Schedule A and are incorporated herein by reference.

11

CUSIP NO. 74165N105

E. Legion Partners Asset Management

    (a) Legion Partners Asset Management, as the investment advisor of each of Legion Partners I, Legion Partners II and Legion Partners Special IX, may be deemed the beneficial owner of the (i) 3,260,037 Shares owned by Legion Partners I, (ii) 172,822 Shares owned by Legion Partners II, and (iii) 134,887 Shares owned by Legion Partners Special IX.

            Percentage: Approximately 9.10%

    (b) 1. Sole power to vote or direct vote: 0
           2. Shared power to vote or direct vote: 3,567,746
           3. Sole power to dispose or direct the disposition: 0
           4. Shared power to dispose or direct the disposition: 3,567,746

    (c) Legion Partners Asset Management has not entered into any transactions in the last 60 days. The transactions in the Shares by each of Legion Partners I and Legion Partners II in the last 60 days are set forth in Schedule A and are incorporated herein by reference.

F. Legion Partners Holdings

    (a) As of the close of business on August 9, 2019, Legion Partners Holdings beneficially owned 200 Shares. Legion Partners Holdings, as the sole member of Legion Partners Asset Management and sole member of Legion Partners, LLC, may be deemed the beneficial owner of the (i) 3,260,037 Shares owned by Legion Partners I, (ii) 172,822 Shares owned by Legion Partners II, and (iii) 134,887 Shares owned by Legion Partners Special IX.

            Percentage: Approximately 9.10%

    (b) 1. Sole power to vote or direct vote: 0
           2. Shared power to vote or direct vote: 3,567,946
           3. Sole power to dispose or direct the disposition: 0
           4. Shared power to dispose or direct the disposition: 3,567,946

    (c) Legion Partners Holdings has not entered into any transactions in the last 60 days. The transactions in the Shares by each of Legion Partners I and Legion Partners II in the last 60 days are set forth in Schedule A and are incorporated herein by reference.

G. Messrs. Kiper and White

    (a) Each of Messrs. Kiper and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 3,260,037 Shares owned by Legion Partners I, (ii) 172,822 Shares owned by Legion Partners II, (iii) 134,887 Shares owned by Legion Partners Special IX, and (iv) 200 Shares owned by Legion Partners Holdings

            Percentage: Approximately 9.10%

    (b) 1. Sole power to vote or direct vote: 0
           2. Shared power to vote or direct vote: 3,567,946
           3. Sole power to dispose or direct the disposition: 0
           4. Shared power to dispose or direct the disposition: 3,567,946

12

CUSIP NO. 74165N105

(c) None of Messrs. Kiper or White has entered into any transactions in the last 60 days. The transactions in the Shares by each of Legion Partners I and Legion Partners II in the last 60 days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

On August 9, 2019, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of Statements on Schedule 13D with respect to the securities of the Issuer, to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:

99.1 Group Agreement by and among Legion Partners, L.P. I, a Delaware limited partnership, Legion Partners, L.P. II, a Delaware limited partnership, Legion Partners Special Opportunities, L.P. IX, a Delaware limited partnership, Legion Partners, LLC, a Delaware limited liability company, Legion Partners Asset Management, LLC, a Delaware limited liability company, Legion Partners Holdings, LLC, a Delaware limited liability company, Christopher S. Kiper, and Raymond White, dated August 9, 2019.

13

CUSIP NO. 74165N105

<u>SIGNATURES</u>

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2019


Legion Partners, L.P. I

By: Legion Partners Asset Management, LLC
    Investment Advisor

By:   /s/ Christopher S. Kiper
    Name:      Christopher S. Kiper
    Title:      Managing Director


Legion Partners, L.P. II

By: Legion Partners Asset Management, LLC
    Investment Advisor

By:   /s/ Christopher S. Kiper
    Name:      Christopher S. Kiper
    Title:      Managing Director


Legion Partners Special Opportunities, L.P. IX

By: Legion Partners Asset Management, LLC Investment
    Advisor

By:   /s/ Christopher S. Kiper
    Name:      Christopher S. Kiper
    Title:      Managing Director


Legion Partners, LLC

By: Legion Partners Holdings, LLC
    Managing Member

By:   /s/ Christopher S. Kiper
    Name:      Christopher S. Kiper
    Title:      Managing Member


Legion Partners Asset Management, LLC

By:   /s/ Christopher S. Kiper
    Name:      Christopher S. Kiper
    Title:      Managing Director


14

CUSIP NO. 74165N105


Legion Partners Holdings, LLC

By: /s/ Christopher S. Kiper
    Name:     Christopher S. Kiper
    Title:      Managing Member


/s/ Christopher S. Kiper
Christopher S. Kiper


/s/ Raymond White
Raymond White


15

CUSIP NO. 74165N105

## SCHEDULE A

### Purchases in the Shares in the last 60 days

| Nature of Transaction | Date of Purchase/Sale | Securities Purchased/(Sold) | Price ($) |
|---|---|---|---|
| **LEGION PARTNERS, L.P. I** | | | |
| Purchase of Common Stock | 08/06/2019 | 232,454 | 11.0910 |
| Purchase of Common Stock | 08/07/2019 | 137,151 | 11.1384 |
| **LEGION PARTNERS, L.P. II** | | | |
| Purchase of Common Stock | 08/06/2019 | 15,846 | 11.0910 |
| Purchase of Common Stock | 08/07/2019 | 9,349 | 11.1384 |

16

CUSIP NO. 74165N105

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Shares of Common Stock, $0.001 par value per share, of Primo Water Corp. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: August 9, 2019


Legion Partners, L.P. I

By:   Legion Partners Asset Management, LLC
      Investment Advisor

By:   /s/ Christopher S. Kiper
      Name:     Christopher S. Kiper
      Title:      Managing Director


Legion Partners, L.P. II

By:   Legion Partners Asset Management, LLC
      Investment Advisor

By:   /s/ Christopher S. Kiper
      Name:     Christopher S. Kiper
      Title:      Managing Director


Legion Partners Special Opportunities, L.P. IX

By:   Legion Partners Asset Management, LLC Investment Advisor

By:   /s/ Christopher S. Kiper
      Name:     Christopher S. Kiper
      Title:      Managing Director


Legion Partners, LLC

By:   Legion Partners Holdings, LLC
      Managing Member

By:   /s/ Christopher S. Kiper
      Name:     Christopher S. Kiper
      Title:      Managing Member


Legion Partners Asset Management, LLC

By:   /s/ Christopher S. Kiper
      Name:     Christopher S. Kiper
      Title:      Managing Director


17

CUSIP NO. 74165N105

Legion Partners Holdings, LLC

By:     /s/ Christopher S. Kiper
        Name:       Christopher S. Kiper
        Title:      Managing Member


/s/ Christopher S. Kiper
Christopher S. Kiper


/s/ Raymond White
Raymond White

SC 13D/A 1 sc13da509050023_09172019.htm AMENDMENT NO. 5 TO THE SCHEDULE 13D
**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**SCHEDULE 13D**
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 5)[1]

Primo Water Corp.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

74165N105
(CUSIP Number)

CHRISTOPHER S. KIPER
LEGION PARTNERS ASSET MANAGEMENT, LLC
9401 Wilshire Blvd, Suite 705
Beverly Hills, CA 90212
(310) 729-8588

STEVE WOLOSKY, ESQ.
ELIZABETH GONZALEZ-SUSSMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 17, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*Note:* Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. *See* § 240.13d-7 for other parties to whom copies are to be sent.

---

[1]    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, *see* the *Notes*).

CUSIP NO. 74165N105

| 1 | NAME OF REPORTING PERSON<br><br>Legion Partners, L.P. I | | |
|---|---|---|---|
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP | | (a) ☐<br>(b) ☐ |
| 3 | SEC USE ONLY | | |
| 4 | SOURCE OF FUNDS<br><br>WC | | |
| 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) | | ☐ |
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION<br><br>Delaware | | |
| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 7 | SOLE VOTING POWER<br><br>- 0 - | |
| | 8 | SHARED VOTING POWER<br><br>3,260,037 | |
| | 9 | SOLE DISPOSITIVE POWER<br><br>- 0 - | |
| | 10 | SHARED DISPOSITIVE POWER<br><br>3,260,037 | |
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON<br><br>3,260,037 | | |
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES | | ☐ |
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)<br><br>8.31% | | |
| 14 | TYPE OF REPORTING PERSON<br><br>PN | | |

2

CUSIP NO. 74165N105

| 1 | NAME OF REPORTING PERSON<br><br>Legion Partners, L.P. II | |
|---|---|---|
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP | (a) ☐<br>(b) ☐ |
| 3 | SEC USE ONLY | |
| 4 | SOURCE OF FUNDS<br><br>WC | |
| 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) | ☐ |
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION<br><br>Delaware | |

| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 7 | SOLE VOTING POWER<br><br>- 0 - |
|---|---|---|
| | 8 | SHARED VOTING POWER<br><br>172,822 |
| | 9 | SOLE DISPOSITIVE POWER<br><br>- 0 - |
| | 10 | SHARED DISPOSITIVE POWER<br><br>172,822 |

| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON<br><br>172,822 | |
|---|---|---|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES | ☐ |
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)<br><br>Less than 1% | |
| 14 | TYPE OF REPORTING PERSON<br><br>PN | |

3

CUSIP NO. 74165N105

| 1 | NAME OF REPORTING PERSON<br><br>Legion Partners Special Opportunities, L.P. IX | | |
|---|---|---|---|
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP | | (a) ☐<br>(b) ☐ |
| 3 | SEC USE ONLY | | |
| 4 | SOURCE OF FUNDS<br><br>WC | | |
| 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) | | ☐ |
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION<br><br>Delaware | | |
| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 7 | SOLE VOTING POWER<br><br>- 0 - | |
| | 8 | SHARED VOTING POWER<br><br>134,887 | |
| | 9 | SOLE DISPOSITIVE POWER<br><br>- 0 - | |
| | 10 | SHARED DISPOSITIVE POWER<br><br>134,887 | |
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON<br><br>134,887 | | |
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES | | ☐ |
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)<br><br>Less than 1% | | |
| 14 | TYPE OF REPORTING PERSON<br><br>PN | | |

4

CUSIP NO. 74165N105

| 1 | NAME OF REPORTING PERSON<br><br>Legion Partners, LLC | | |
|---|---|---|---|
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP | | (a) ☐<br>(b) ☐ |
| 3 | SEC USE ONLY | | |
| 4 | SOURCE OF FUNDS<br><br>OO | | |
| 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) | | ☐ |
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION<br><br>Delaware | | |
| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 7 | SOLE VOTING POWER<br><br>- 0 - | |
| | 8 | SHARED VOTING POWER<br><br>3,567,746 | |
| | 9 | SOLE DISPOSITIVE POWER<br><br>- 0 - | |
| | 10 | SHARED DISPOSITIVE POWER<br><br>3,567,746 | |
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON<br><br>3,567,746 | | |
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES | | ☐ |
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)<br><br>9.10% | | |
| 14 | TYPE OF REPORTING PERSON<br><br>OO | | |

5

CUSIP NO. 74165N105

| 1 | NAME OF REPORTING PERSON<br><br>Legion Partners Asset Management, LLC | | | |
|---|---|---|---|---|
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP | | (a) ☐<br>(b) ☐ | |
| 3 | SEC USE ONLY | | | |
| 4 | SOURCE OF FUNDS<br><br>OO | | | |
| 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO<br>ITEM 2(d) OR 2(e) | | ☐ | |
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION<br><br>Delaware | | | |
| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 7 | SOLE VOTING POWER<br><br>- 0 - | | |
| | 8 | SHARED VOTING POWER<br><br>3,567,746 | | |
| | 9 | SOLE DISPOSITIVE POWER<br><br>- 0 - | | |
| | 10 | SHARED DISPOSITIVE POWER<br><br>3,567,746 | | |
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON<br><br>3,567,746 | | | |
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES | | ☐ | |
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)<br><br>9.10% | | | |
| 14 | TYPE OF REPORTING PERSON<br><br>IA | | | |

6

CUSIP NO. 74165N105

| 1 | NAME OF REPORTING PERSON<br><br>Legion Partners Holdings, LLC | |
|---|---|---|
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP | (a) ☐<br>(b) ☐ |
| 3 | SEC USE ONLY | |
| 4 | SOURCE OF FUNDS<br><br>OO | |
| 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) | ☐ |
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION<br><br>Delaware | |

| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 7 | SOLE VOTING POWER<br><br>- 0 - |
|---|---|---|
| | 8 | SHARED VOTING POWER<br><br>3,567,946 |
| | 9 | SOLE DISPOSITIVE POWER<br><br>- 0 - |
| | 10 | SHARED DISPOSITIVE POWER<br><br>3,567,946 |

| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON<br><br>3,567,946 | |
|---|---|---|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES | ☐ |
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)<br><br>9.10% | |
| 14 | TYPE OF REPORTING PERSON<br><br>OO | |

7

CUSIP NO. 74165N105

| 1 | NAME OF REPORTING PERSON<br><br>Christopher S. Kiper | | |
|---|---|---|---|
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP | | (a) ☐<br>(b) ☐ |
| 3 | SEC USE ONLY | | |
| 4 | SOURCE OF FUNDS<br><br>OO | | |
| 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) | | ☐ |
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION<br><br>USA | | |
| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 7 | SOLE VOTING POWER<br><br>- 0 - | |
| | 8 | SHARED VOTING POWER<br><br>3,567,946 | |
| | 9 | SOLE DISPOSITIVE POWER<br><br>- 0 - | |
| | 10 | SHARED DISPOSITIVE POWER<br><br>3,567,946 | |
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON<br><br>3,567,946 | | |
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES | | ☐ |
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)<br><br>9.10% | | |
| 14 | TYPE OF REPORTING PERSON<br><br>IN | | |

8

CUSIP NO. 74165N105

| 1 | NAME OF REPORTING PERSON<br><br>Raymond White | | |
|---|---|---|---|
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP | | (a) ☐<br>(b) ☐ |
| 3 | SEC USE ONLY | | |
| 4 | SOURCE OF FUNDS<br><br>OO | | |
| 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) | | ☐ |
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION<br><br>USA | | |
| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 7 | SOLE VOTING POWER<br><br>- 0 - | |
| | 8 | SHARED VOTING POWER<br><br>3,567,946 | |
| | 9 | SOLE DISPOSITIVE POWER<br><br>- 0 - | |
| | 10 | SHARED DISPOSITIVE POWER<br><br>3,567,946 | |
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON<br><br>3,567,946 | | |
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES | | ☐ |
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)<br><br>9.10% | | |
| 14 | TYPE OF REPORTING PERSON<br><br>IN | | |

9

CUSIP NO. 74165N105

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned ("Amendment No. 5"). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 4.          Purpose of Transaction.

Item 4 is hereby amended to add the following:

On September 17, 2019, Legion Partners Holdings, LLC ("Legion Partners") released a press release and public letter to stockholders of the Issuer highlighting the need for change. In the press release/letter, Legion Partners details the significant operational and financial underperformance of the Issuer under Executive Chairman Billy Prim, expresses concern with the conflicts of interest among long-tenured directors who have ties to Blue Rhino, a company founded by Executive Chairman Billy Prim, believes excess pay packages to executive management demonstrates the Board's lack of sufficient independence, contends that the Issuer is an incredible business but is being held back by a lack of accountability and critical expertise on the Board, and argues that in order to improve the Issuer's low valuation and deliver on promised growth, the Executive Chairman role should be eliminated, new, independent directors should replace long-tenured directors and the Issuer should instill a best-in-class governance structure, including to de-stagger the Board. The full text of the press release/letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.          Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1     Press Release and Letter to Stockholders, dated September 17, 2019.

10

CUSIP NO. 74165N105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 17, 2019


Legion Partners, L.P. I

By:     Legion Partners Asset Management, LLC Investment Advisor

By:     /s/ Christopher S. Kiper
        Name:       Christopher S. Kiper
        Title:      Managing Director


Legion Partners, L.P. II

By:     Legion Partners Asset Management, LLC Investment Advisor

By:     /s/ Christopher S. Kiper
        Name:       Christopher S. Kiper
        Title:      Managing Director


Legion Partners Special Opportunities, L.P. IX

By:     Legion Partners Asset Management, LLC Investment Advisor

By:     /s/ Christopher S. Kiper
        Name:       Christopher S. Kiper
        Title:      Managing Director


Legion Partners, LLC

By:     Legion Partners Holdings, LLC Managing Member

By:     /s/ Christopher S. Kiper
        Name:       Christopher S. Kiper
        Title:      Managing Director


Legion Partners Asset Management, LLC

By:     /s/ Christopher S. Kiper
        Name:       Christopher S. Kiper
        Title:      Managing Director


11

CUSIP NO. 74165N105

Legion Partners Holdings, LLC

By:  /s/ Christopher S. Kiper
     Name:  Christopher S. Kiper
     Title:  Managing Director


/s/ Christopher S. Kiper
Christopher S. Kiper


/s/ Raymond White
Raymond White

12

**LEGION PARTNERS RELEASES PUBLIC LETTER TO SHAREHOLDERS HIGHLIGHTING NEED FOR CHANGE AT PRIMO WATER CORPORATION**

- **Details significant operational and financial underperformance under Executive Chairman Billy Prim**

- **Expresses concern with alarming conflicts of interest among long-tenured directors Malcolm McQuilkin, Richard Brenner, and David Warnock, who all have ties to Blue Rhino, a company founded by Executive Chairman Billy Prim**

- **Believes excessive pay packages in 2015 and 2016 resulted in over $35 million in compensation to Executive Chairman Billy Prim, CEO Matt Sheehan, and former CFO Mark Castaneda, demonstrating that Board lacks sufficient independence**

- **Contends Primo is an incredible business with significant scale but is being held back by a lack of critical expertise on the Board and an inability or unwillingness to objectively evaluate the performance of management and directors**

- **Argues improved accountability of management for promised growth requires the elimination of the Executive Chairman role, a refreshed Board of new independent directors and instilling a best-in class governance structure – including de-staggering the Board**

**BEVERLY HILLS, CA – September 17, 2019 –** Legion Partners Holdings, LLC (together with its affiliates, "Legion Partners") today released a public letter to shareholders of Primo Water Corporation (Nasdaq: PRMW) ("Primo" or the "Company").  Legion Partners beneficially owns 3,567,946 shares of Primo, representing approximately 9.1% of Primo's outstanding common stock.  Despite considerable effort over the past 18 months to work constructively with the Company to improve Primo's corporate governance, reduce executive compensation excesses, enhance related party transparency, and hold management accountable for repeated executional failures, Legion Partners has lost confidence in the Board of Directors (the "Board") to adopt the necessary changes to address Primo's low valuation.  Legion Partners believes that in order to eliminate conflicts of interest on the Board, improve accountability of management and realize the significant growth potential of the Company, the Board needs to be refreshed with a new independent Chairman and the replacement of long-tenured Board members.

The full text of the letter is set forth below:

Dear Fellow Shareholders of Primo Water Corporation ("Primo" or the "Company"):

As a large shareholder of Primo, owning approximately 9.1% of Primo's outstanding common stock, we are writing to you to communicate our concerns with the operational and financial underperformance of Primo's management, which we believe have gone largely unchecked due to serious governance issues at the Company.  We are deeply concerned that if the Board's governance failures are not corrected, suboptimal performance at the Company will persist.  For the past 18 months, we have repeatedly tried to privately engage with the Company to address these concerns and offer solutions.  In January of this year, for example, we proposed several potential candidates for addition to Primo's Board of Directors (the "Board"), each of whom have very specific experience and skill sets that we believed would be highly additive and valuable to the Company and all of whom were completely independent of Legion Partners Holdings, LLC or any of its affiliates (collectively, "Legion Partners" or "we").  That effort was not successful, as the Board chose not to add any of these highly qualified candidates as directors, a result we found very disappointing, particularly as the Company has subsequently endured more operational and execution missteps.

**We believe the Company's poor operational and strategic execution is a direct result of lax oversight from a Board that has become stale - lacking independence, objectivity, and critical experience.**  At the same time, Primo's management have offered a multitude of excuses for the Company's poor performance and inability to consistently hit financial guidance.  The failure to deliver (or even communicate well to investors) along with migrating explanations from management to rationalize the Company's prolonged underperformance has clearly eroded the market's confidence in Primo's leadership, as reflected in the Company's poor valuation.  The Company's weak explanations have included: weather, retailer consolidations and store closings, inability to relocate idle refill machines, machine downtime from refill maintenance re-routing and, most recently, increasing competition.  In our view, management must execute more consistently and stop scrounging for new excuses to explain its poor performance.

It is our belief that a refreshed Board, including a new independent Chairman and the replacement of long-tenured "Blue Rhino" affiliated Board members, are critical to eliminating conflicts of interest on the Board and improving the accountability of both the management and the Board in order to realize the significant growth potential of the Company.

In response to our engagement, we suspect that the Board will undertake half-measures, including adding one or more new directors handpicked by a Board controlled by Billy Prim.  We do not believe these half-measures will go far enough to help Primo perform optimally and reach its appropriate valuation.  As outlined in this letter, the Board must be more meaningfully reconstituted, with the input of all shareholders, in order to address many of the issues plaguing the Company, including to:

- Improve accountability for management's failure to deliver promised location growth, Glacier-related opportunities and the Company's refill pricing and maintenance initiatives,
- Sharpen investor communications,
- Set more appropriate long-term financial targets,
- Enhance corporate governance and
- Remedy excessive pay packages previously paid to executive management.

**Primo Has Suffered Under the Helm of Executive Chairman Billy Prim**

We believe Billy Prim's track record as Chairman since the Company's IPO on November 4, 2010 at $12 per share is emblematic of Primo's culture of underperformance and poor accountability. At Primo, executives are paid handsomely for underperformance. Mr. Prim and CEO Matt Sheehan have been paid over $38 million in compensation since 2010 for lackluster results. In addition, after Mr. Sheehan officially transitioned into the CEO role in May 2017, Primo's 1-year, 2-year and 3-year share price continued to exhibit a consistent pattern of underperformance.

| | Share Price Performance (Total Shareholder Return Including Dividends) | | | |
| --- | --- | --- | --- | --- |
| | 1-Year | 2-Year | 3-Year | Since November 4, 2010 (IPO price of $12) |
| **Primo Water Corporation** | **(34%)** | **9%** | **14%** | **7%** |
| Russell 2000 Index | (7%) | 13% | 35% | 142% |
| **Relative Performance vs. Russell 2000 Index** | **(28%)** | **(5%)** | **(21%)** | **(135%)** |

Source: Capital IQ, Bloomberg

**Improving Accountability for Management's Poor Execution, Poor Decision-Making and Poor Strategic Planning**

*Promised Location Growth*

We attribute some of Primo's low valuation to management's failure to deliver on promises for location expansion. However, with the right management team in place, we believe Primo can significantly grow its refill, exchange and dispenser locations.

As recently as 2017, management stated its belief that there were a large number of retail locations for future growth:

> *"We believe there are over 250,000 major retail locations throughout the United States and Canada that we can target to sell our Refill, Exchange or Dispensers products." – Primo's 2017 10-K*

Yet, a year after telling investors there were 250,000 potential locations, management characterized the opportunity as significantly smaller - roughly 150,000 locations disappeared.

*"We believe there are over 50,000 additional major retail locations throughout the United States and Canada that we can target to sell our Refill, Exchange and Dispensers products."*
*– Primo's 2018 10-K*

Despite this obvious attractive growth opportunity, Primo's actual location count is FALLING. We believe this is because management lacks the ability to sell and not because there is a lack of great location targets.

| Location Type | FYE 2017 | FYE 2018 | Q1 2019 | Q2 2019 |
|---|---|---|---|---|
| Refill | 25,000 | 24,600 | 24,300 | 23,100 |
| Exchange | 13,500 | 13,200 | 13,200 | 12,800 |
| **Total Refill and Exchange** | **38,500** | **37,800** | **37,500** | **35,900** |
| Dispenser | 7,500 | 7,300 | 7,200 | 8,700 |
| **Total (with Dispensers)** | **46,000** | **45,100** | **44,700** | **44,600** |

*Source: SEC filings and Investor Presentations*
*Note: Company makes little profit on dispenser sales as compared to more valuable refill and exchange locations*

As Primo's location count has declined, management's response seems to be to move the goal posts to a measure that might be more achievable – again, demonstrating the lack of accountability under the current Board:

*"As noted, we continue to emphasize driving same-store sales and unit economics rather than new locations." – CEO Matt Sheehan – August 8, 2018*

As is the case for most companies, investors are focused on seeing management deliver on originally forecasted location growth and when promises are not met, credibility issues arise.

### Glacier-Related Opportunities Lost

We believe another major contributor to the Company's unacceptably low valuation is management's failure to deliver on Glacier-related opportunities. At the time of the Glacier acquisition in 2016, CEO Matt Sheehan and Executive Chairman Billy Prim both promised investors that cross-selling was a big opportunity from the acquisition:

*"This transaction offers cross-selling opportunities. As we compare the retail locations between Primo and Glacier, there's very little overlap and we believe there is an opportunity to expand the portfolio per location." – CEO Matt Sheehan – October 10, 2016*

Looking at the Los Angeles market now, almost three years after the Glacier deal was announced, there has been little observable cross-selling. In fact, within many areas in Los Angeles, exchange locations are limited in key parts of the city. Making matters worse, one of the few retailers in Los Angeles offering exchange, Office Depot, has closed many of its stores. This is rather striking because there are hundreds of refill machines in Los Angeles suggesting many retail relationships exist, yet management has been unable to deliver on one of the key stated opportunities provided by the Glacier acquisition. On a national level, based on the location information listed on the Company's website, there are under 1,200 locations, excluding Walmart, that include both a Primo Exchange and Refill machine at the same location. This data suggests that cross-selling has been an absolute failure across the entire U.S. under the current leadership team.

Additionally, following the Company's Q2 2019 earnings call, the Company made us aware of a startling revelation in explaining declining refill placements. While historically, Glacier had sales employees who would redistribute refill machines when a retailer went dark, those important employees had been eliminated from the Company as part of management's ill-conceived synergy plan. In our view, the decision to eliminate these sales employees in favor of earning short-term profits further evidences management's record of poor decision-making and weak strategic planning and a lack of effective oversight by the Board.

At the time of the Glacier acquisition, Billy Prim noted:

> *"…our belief is that we have two great brands out there that consumers recognize and have been used to shopping at their different stores, and we will continue with those two great brands for the foreseeable future…" – CEO Billy Prim – October 10, 2016*

More recently, however, management has been telling a different story about the Glacier business:

> *"Our testing showed that Glacier brand alone did not drive consumer demand. In fact, in our consumer testing, the net promoter score of Glacier is 18 compared to the Primo brand score of 55, a stark difference. Secondly, growing two brands is difficult and inefficient. As we continue to invest in marketing, the razor, razor blade model, two brands simply does not make sense, is more expensive and much less efficient." – CEO Matt Sheehan – November 6, 2018*

This resulted in a sizable impairment of the value management and the Board thought they purchased with Glacier:

> *"…we decided to discontinue the Glacier brand in Refill. This resulted in noncash charges totaling $63.1 million to reduce the book value to the estimated fair value." – CFO David Mills – November 6, 2018*

***Poor Execution of Refill Pricing and Maintenance Initiatives***

The indigestion associated with the Glacier acquisition has continued in the form of broader executional missteps and testing, a competency Primo has historically articulated as a part of its "culture." CEO Matt Sheehan has provided investors with many explanations of how the testing culture works at Primo:

> *"It is important to reiterate the scientific, and often, patient approach we take to testing any idea across our business. When we do deploy at scale, it is because of the testing protocol we have in place, which provides assurance that the initiative will be an effective use of capital." – CEO Matt Sheehan – March 6, 2018*

Most CEOs would have stopped with a high-level description of the testing process, but Mr. Sheehan continued to explain chapter and verse about how the testing protocol is implemented:

> *"In general, we run tests through the 3 phases. Phase 1, this phase typically consists of pockets of 10 to 50 locations and lasts anywhere from 3 to 6 months. We compare test results to their expected results when balanced against the control location group. This allows us to see the results largely in isolation versus the noise factors in performance. We can also move quickly without needing to distract the broader organization. Most importantly, if a test fails, it occurs fast in a low-cost manner. We judge the results of these tests in terms of lift versus expectations as well as predetermined IRR hurdles.*
>
> *The IRR of a test on the small-scale should only improve when sourcing and deploying at full-scale. If a test is successful in Phase 1, we then move to Phase 2, where we expand the location count and intent of the test. The location count here will typically involve between 100 and 500 locations and is representative of the profile of our retailers and consumers nationwide. Because this phase requires incremental time to Phase 1, we like to see a continuation, if not an acceleration of results as well as the preparation of how to deploy at scale, assuming success.*
>
> *We are also working on improved sourcing in anticipation of scale. Based on results, we will then make a determination that these tests are worthy of a larger rollout, which takes us to Phase 3. For items that reach Phase 3, our attention shifts to a full-scale rollout, determining the timing and number of locations. With that testing protocol in mind, I'll update you on progress as it relates to our key strategies." – CEO Matt Sheehan – March 6, 2018*

It was therefore surprising to learn, later in 2018, that during its plans to increase refill pricing, the Company also re-routed the maintenance of the refill machines without proper testing, which led to severe drops in volume due to higher than normal machine downtime. Rather than properly testing the new maintenance protocols, management appeared to blindly implement them:

*"As we analyze the Q2 and Q3 data, with a higher volume drop than expected, we uncovered what we believe was the primary cause of the decline: a lack of visibility to machine downtime. Let me explain. In the second quarter, we also made some important steps to increase efficiency and optimize service to our Refill network. First, we implemented new handheld technology, replacing 25-year-old system. Secondly, we implemented Omnitracs Roadnet routing technology. Using these 2 new pieces of technology as a foundation, we were able to completely reroute the service frequencies to optimize service, which we still believe will bring significant long-term cost savings to the Refill business when volume returns." – CEO Matt Sheehan – November 6, 2018*

It's ironic that just weeks after touting the Company's extensive testing protocols, beginning in Q2 2018, Primo's senior management disastrously impacted the Company's refill volumes and, since they changed prices and re-routed the maintenance at the same time, it took them **months** to figure this out and admit to shareholders how much damage they had inflicted on the business.

| *(volume growth in gallons)* | **Q1 2018** | **Q2 2018** | **Q3 2018** | **Q4 2018** | **Q1 2019** | **Q2 2019** |
|---|---|---|---|---|---|---|
| Refill volume change (YoY) | 1% | (18%) | (15%) | (11%) | (15%) | (6%) |

*Source: SEC filings and transcripts*

While management previously indicated that they had tested refill pricing increases, now management admits that a blanket price increase did not work well in all locations and needs to be tailored by geography. This was a rather stunning admission given that prices were historically different across the country and even among machines that were located only blocks apart.

As admitted in graphic detail on a recent conference call, management's testing protocol failed in navigating a significant pricing decision effectively:

*"Moving on to pricing. As we discussed over the last several quarters, our pricing strategy was initially a $0.05 increase across our outdoor locations. With some time behind us now, we can see that the pricing worked in many locations. It's also clear, however, that in several markets, the **consumers did not tolerate the increase as well**, or competition used it as an opportunity. Given that, we have begun optimizing prices by market. In some competitive markets, **we will be reducing prices back to or below our original per gallon price in order to win back consumers**. In others, we have moved to a consistent single price. We believe that the combination of centralized pricing management with a local market knowledge is the best pricing strategy going forward. This allows us to operate as a market leader while we increase our competitiveness in some markets that represent significant volume." – CEO Matt Sheehan – May 7, 2019*

We believe this string of poorly executed initiatives has damaged management's credibility and negatively impacted the Company's stock price. We are particularly disappointed because earlier this year we suggested a specific candidate for the Board who would have added extensive distribution/logistics experience – an area where management clearly needs help.

**Sharpening Shareholder Communications**

We believe effective communication is critical to building and maintaining the confidence of long-term shareholders.  This includes appropriate levels of transparency, consistent messaging and high levels of accountability.  We are concerned that the shifting explanations for the Company's poor performance relative to the goals Primo laid out following the Glacier acquisition, the lack of transparency on underlying growth metrics (cross-selling in particular), and management's confusing comments made during the first and second quarter 2019 earnings calls, have all demonstrated poor communication skills and served to severely damage management's credibility.

For example, on the Company's May 7, 2019 earnings call, there was a new mention of "competition" that appeared to cause considerable concern and confusion in the market.  As noted above, after an entire year of roughly 15% declines in refill volumes, management has yet to stabilize the self-inflicted declines in its refill business.  It was therefore surprising to hear CEO Matt Sheehan raise "competition" three times during the May conference call as an excuse for this underperformance, which he was then asked about repeatedly during the Q&A and follow-up calls by other investors.   While management has subsequently admitted that the "competition" issue is very small in the grand scheme of the business, impacting only about 5% of Primo's machines, we believe investors were left guessing whether it was a new "alarming" issue, given that we understood refill to have roughly 90% market share.  The losses suffered by shareholders following this earnings call were substantial.  By the close of trading three weeks later on May 28, 2019, the stock had declined 29%.

In our view, it is clear that Mr. Sheehan is struggling.  Both the overall story, as he attempts to articulate it, and his explanations of operating performance of the business segments, do not appear to resonate well with investors or instill confidence that management can effectively execute on its long-term plan.  Primo is an incredible business with significant scale, but we do not believe Mr. Sheehan is capable of crafting the investor relations story or communicating the details in order to improve the Company's valuation.  Again, we are particularly disappointed in Mr. Sheehan's communications because earlier this year we suggested a specific candidate for the Board who has significant capital markets expertise which would have provided critical insights into improving shareholder communications.

**Appropriately Setting Long-Term Financial Targets**

Management promised substantial topline growth and profitability to investors in early 2018.  Now, over a year later, management has trimmed its adjusted EBITDA guidance to 20% to 22% from 20% to 24% and left the revenue growth rate unchanged.  Management's stated reason for this decrease in adjusted EBITDA margin was an increase in sales and marketing expense. However, since the revenue growth rate is unchanged, we are perplexed as to why spending more on sales and marketing than planned in early 2018 would be a rational trade-off.  On a trailing 12-month basis, both adjusted EBITDA dollars of $51 million and adjusted EBITDA margin of 16.9% are below levels achieved in fiscal year 2017 of $54.5 million and 19.1%.

The Company's recent financial results provide further evidence that management is not performing well and struggling to deliver on the substantial profitability improvement opportunities that have been promised.  Investors deserve to have more clarity from management on: 1) what the exact levers are that will produce improved margins; and 2) a realistic explanation of how fast the margin structure of the business can be improved.

**Enhancing Corporate Governance and Addressing Excessive Executive Compensation**

We have made constructive recommendations to the Board to help improve Primo's governance and compensation structure to benefit all shareholders.  Our preference has been for the Company to proactively adopt these changes as opposed to the need for increased pressure from shareholders.  While some of our suggestions have been implemented, we believe the most significant areas for improvements have not received proper attention – or timely action.  These include:

- **De-staggering the Board**. We believe all directors should be held accountable annually. During our most recent conversation with Billy Prim in August, he refused to provide a rationale for maintaining this entrenchment tool.
- **Removing the significant compensation burden borne by shareholders for paying both an Executive Chairman and CEO.**  Given the large number of operational blunders and lack of new location growth, shareholders do not appear to be getting much positive benefit from the current structure.
- **Rectifying the historical lack of transparency around the enormous transfer of wealth from shareholders to Billy Prim and Matt Sheehan** through the "Value Creation Plan", which in our view has not been adequately disclosed in the Company's prior proxy filings.
- **Substantially refresh the Board** through the appointment of new independent members with skill sets better aligned to help management increase shareholder value.  We believe there are too many prior business and social relationships between the existing Board members.  For example, long-tenured directors Malcolm McQuilkin, Richard Brenner, and David Warnock all have ties to Blue Rhino, a company founded by Executive Chairman Billy Prim.

We believe the historical transfer of wealth from shareholders to Billy Prim and Matt Sheehan through the "Value Creation Plan" is clear evidence of how conflicts of interest on the Board have permanently damaged shareholders.  After the Company's IPO in November 2010 at $12 share, as CEO, Mr. Prim repeatedly missed forecasts and pursued the failed acquisition of Omnifrio, causing the stock to plummet to $1.39 per share.  At that point in time, the Board put in place the "Value Creation Plan," which appears to have resulted in Mr. Prim, Mr. Sheehan, and former CFO Mark Casteneda receiving a windfall payout of more than $35 million (calculated based on the share price at the time in which these awards vested in 2015 and 2016) in addition to their existing annual pay packages, which included salary, annual bonuses and stock option awards. Payouts awarded to the top three executives at the Company at the end of fiscal years 2015 and 2016 account for 84% of the total adjusted EBITDA generated in 2015 and 2016.  This substantial transfer of value does not appear to have been disclosed to investors in the Company's historical Summary Compensation Tables.  Moreover, such a transfer of wealth, was clearly unjustified given the prolonged underperformance of the Company and should be reexamined by a refreshed Board.

Given the history of conflicts of interest, poorly designed compensation plans, and unfriendly governance mechanisms entrenching board members, we are particularly disappointed because earlier this year we suggested specific candidates for the Board who have significant expertise in corporate governance best practices and executive compensation plan design.

**Board Refreshment**

We continue to believe that the Board must undergo significant refreshment in order to improve its independence and better hold management accountable for the substantial performance Primo is capable of producing.  In our view, Messrs. Prim, McQuilkin, Brenner, and Warnock have served too long and need to be replaced with new, truly independent directors who offer fresh perspectives and experience that better fits the Company's opportunities and needs.

We had hoped to make more progress on addressing these issues through private, direct dialog with the Company.  The Board's outright dismissal of our good faith efforts earlier this year to assist with a Board refreshment was deeply disappointing.   However, the lack of substantive steps to hold management accountable in the face of continued financial and operational underperformance has solidified our belief that the Board needs to be more meaningfully reconstituted.

We look forward to continuing to communicate directly with the Board on restoring function and independence to the Board and hope that the Board approaches these discussions in good faith and with greater urgency.

Sincerely,

        

Chris Kiper                          Ted White
Managing Director                    Managing Director

**About Legion Partners**

Legion Partners is a long-term-oriented activist fund focused on producing superior risk-adjusted returns for clients.  Legion Partners' investment strategy is concentrated on North American small cap equities, utilizing deep fundamental research and long-term shareholder engagement to drive superior performance over time.

**Media contact:**

Sloane & Company
Dan Zacchei / Joe Germani
212.486.9500
dzacchei@sloanepr.com / jgermani@sloanepr.com


**Source:**
Legion Partners Holdings, LLC